UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant’s name into English)

Else-Kröner-Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

FRESENIUS MEDICAL CARE AG

Interim Report of Financial Condition and Results of Operations for the three and nine months ended September 30, 2024 and 2023

i

FRESENIUS MEDICAL CARE AG

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FME AG,” or the “Company,” “we,” “us” or “our” refers to Fresenius Medical Care AG or to Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited interim consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards,” using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2023 (our 2023 Form 20-F).

The term “Care Enablement” refers to our Care Enablement operating segment, which is primarily engaged in the distribution of products and equipment and includes research and development (R&D), manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The term “Care Delivery” refers to the Care Delivery operating segment, which is primarily engaged in providing services for the treatment of chronic kidney disease (CKD), end-stage renal disease (ESRD) and other extracorporeal therapies, including value and risk-based care programs. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. (VFMCRP), which are used in our clinics to provide health care services to our patients. Our operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker.

Our Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, we allocate costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as we believe that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities, global internal audit and the remeasurement of certain investments and virtual power purchase agreements, are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are also reported separately as Corporate (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as we believe taxes are outside the segments’ control. See note 13 of the notes to the consolidated financial statements (unaudited) included in this report for a further discussion on our operating segments.

At an extraordinary general meeting (EGM) of the Company held on July 14, 2023, the shareholders of the Company approved a proposal to change the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into a stock corporation (Aktiengesellschaft – AG), (the Conversion). Upon effectiveness of the Conversion, which occurred upon registration of the Conversion with the competent commercial register on November 30, 2023, the Company’s former general partner exited the Company, Fresenius SE & Co. KGaA (Fresenius SE) ceased to control (as defined by IFRS 10, Consolidated Financial Statements) the Company and the Company ceased to be a member of the Fresenius SE consolidated group.

The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FME AG and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS® measures.”

FRESENIUS MEDICAL CARE AG

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target” and similar expressions are generally intended to identify forward looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not be anticipated. Additionally, subsequent events and actual results, financial and otherwise, have differed in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and private payor reimbursement for our complete products and services portfolio, including the United States (U.S.) Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA) that could result from future efforts to revise, repeal or replace the ACA, and changes by regulators to certain reimbursement models, such as the ESRD Treatment Choices (ETC) model and the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential U.S. tax reform, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (FCPA), the Federal Trade Commission Non-Compete Clause Rule (if and when it becomes effective) and other similar state laws, and the Food, Drug and Cosmetic Act, as well as the U.S. Securities and Exchange Commission’s (SEC) climate disclosure rules (if and when they become effective) and, outside the U.S., inter alia, the European Union (EU) Medical Device Regulation, the EU General Data Protection Regulation, the EU Taxonomy Regulation, the EU Corporate Sustainability Reporting Directive, the EU Artificial Intelligence Act, the NIS 2 Directive (Directive (EU) 2022/2555), the German Act on Human Rights Due Diligence in Supply Chains, the EU Due Diligence Directive, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products.

In the U.S., the interpretation of these statutes and the validity of existing interpretations by the agencies that administer such statutes may be subject to increased uncertainty as a result of the U.S. Supreme Court’s opinion in Loper Bright Enterprises v. Raimondo and Relentless v. Department of Commerce, 603 U.S. (2024) (Loper) in June 2024. Loper overruled the so-called “Chevron Doctrine” under which administrative agencies were accorded significant deference in their interpretation of the statutes they administer. The Loper opinion held that the U.S. Administrative Procedure Act requires courts to “exercise their independent judgment in deciding whether an agency has acted within its statutory authority.” While the effects of the Loper decision will become apparent over the succeeding months and years, it is possible that the decision could result in additional litigation challenging regulations, guidance, and decisions issued by agencies such as the U.S. Food and Drug Administration (FDA) and the Centers for Medicare and Medicaid (CMS), concern over the enforceability of such regulations until tested in court, challenges to CMS guidance in areas such as coverage billing requirements, coding decisions, add-on payments and procedure categorization and the Medicaid Drug Rebate Program, as well as the validity of advisory opinions and safe-harbor regulations issued by the Office of Inspector General of the Department of Health and Human Services under the Anti-Kickback Statute. Such additional litigation could also result in additional uncertainty regarding such regulations and interpretations due to conflicting interpretations and rulings issued by courts in different jurisdictions. Given the uncertainty created by the Loper decision, we cannot predict its potential impact on our financial condition and results of operations at this time;

FRESENIUS MEDICAL CARE AG

●	the influence of private payors (including integrated care organizations, commercial insurance and Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans), as well as efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement, implementing prior authorization requirements and/or restricting options for patient funding of health insurance premiums, including efforts by employer group health plans (EGHPs) and commercial insurers to make dialysis reimbursement payments at a lower rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. 142 S. Ct. 1968 (2022) (Marietta), particularly if the U.S. Congress fails to enact legislation that would reverse the effects of that decision;
●	the impact of worldwide pandemics (for example, the severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (COVID-19) pandemic), including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, the impacts of global viruses on our patients, caregivers, employees, suppliers, supply chain, business and operations, and consequences of economic downturns resulting from global pandemics;
●	our ability to attract and retain skilled employees and risks that competition for labor, high turnover rates and meaningfully higher personnel costs as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity and partial suspension of operations and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor and other costs, including an impact from these cost increases and/or supply chain impacts on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war between Russia and Ukraine (Ukraine War)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	the outcome of litigation as well as government and internal investigations;
●	launch of new technology, introduction of generic or new pharmaceuticals and medical devices that compete with our products or services, advances in medical therapies, including the increased utilization of pharmaceuticals that reduce the progression of CKD and its precursors, xenotransplantation research and development and new market entrants that compete with our businesses (further information regarding the impact of certain pharmaceuticals that reduce the progression of CKD and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 1 of the notes to the consolidated financial statements (unaudited) included in this report);
●	product liability risks and the risk of recalls of our products by regulators;
●	our ability to continue to grow our health care services and products businesses, organically and through acquisitions, including, with respect to acquisitions, the effects of increased enforcement of antitrust and competition laws, and to implement our strategy;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions, the impact of the current macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;
●	volatility in the valuation of financial instruments connected to energy prices or energy production volumes (such as virtual power purchase agreements (vPPAs)), including the heightened risk of volatility as a result of geopolitical conflicts in certain regions;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions;
●	our ability to protect our information technology systems and protected health information against cyber security attacks and to prevent other data privacy or security breaches of our data (including data held by our third-party service providers), current and potential litigation arising from cybersecurity breaches and the potential effects on our reputation, customer or vendor relationships, business operations or competitiveness of any cybersecurity incidents we or our service providers may incur, as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;

FRESENIUS MEDICAL CARE AG

●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions;
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and private payors, services from third-party clearinghouses, customers and intermediaries as well as payor strategies to delay, dispute or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in our value-based care operations and other health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements;
●	our ability to achieve projected cost savings within the proposed timeframe as part of the previously announced transformation of our operating structure and steps to achieve cost savings (FME25 Program) as well as the possibility that changing or increasing responsibilities of our employees as a result of this transformation could require additional resources in the short-term;
●	our ability to improve our financial performance through the divestiture of non-core and dilutive assets; and
●	our ability to achieve projected price increases for our products and corresponding services.

Important factors that could contribute to such differences are noted in “Financial condition and results of operations – I. Overview” below, in note 11 of the notes to the consolidated financial statements (unaudited) included in this report, in note 25 of the notes to the consolidated financial statements included in our 2023 Form 20-F, as well as under “Risk Factors,” “Business overview,” “Operating and financial review and prospects,” and elsewhere in that report. Further information regarding our efforts to address various environmental, social and governance issues can be found within our Non-financial Group Report available at www.freseniusmedicalcare.com/en/investors/investors-overview/. In referencing our Non-financial Group Report and furnishing this website address in this report, however, we do not intend to incorporate any content from our Non-financial Group Report or information on our website into this report, and any information in our Non-financial Group Report or on our website should not be considered to be part of this report, except as expressly set forth herein.

Our business is also subject to other risks and uncertainties that we describe from time to time in our periodic public filings which can be accessed at the U.S. Securities and Exchange Commission website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are additional factors to be considered along with our interim financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2023 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (–) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (0) is used when the pertinent figure, after rounding, amounts to zero.

FRESENIUS MEDICAL CARE AG

Financial condition and results of operations

I. Overview

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment as well as acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 140 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular specialty services as well as ambulatory surgery center services, physician nephrology practice management and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €81 billion in 2023. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of CKD; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the nine months ended September 30, 2024, approximately 26% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD prospective payment system (ESRD PPS), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under the Protecting Access to Medicare Act of 2014 (PAMA). See detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (MIPPA), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, encompassing substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD Quality Incentive Program (QIP) under which dialysis facilities in the U.S. that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.
●	Additionally, the Budget Control Act of 2011 (BCA) required a $1.2 trillion reduction in deficits through 2021. As a backup, if Congress could not agree on proposals to reach this target, sequestration or across-the-board spending cuts would go into effect (U.S. Sequestration). On April 1, 2013, a 2% reduction to Medicare payments took effect and continues in force. Additionally, the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO) requires that if the Congressional Budget Office determines that Congress has passed legislation increasing the federal budget deficit, a 4% sequester cut for Medicare program payments would become effective. To date, Congress has passed legislation increasing the federal deficit on a number of occasions subsequent to the passage of Statutory PAYGO, but has always acted to prevent such sequestration from becoming effective. Spending cuts pursuant to the U.S. Sequestration have adversely affected our operating results in the past and will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the ESRD PPS, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of many of those changes.

FRESENIUS MEDICAL CARE AG

●	On November 1, 2024, CMS issued a final rule for the ESRD PPS rate for calendar year (CY) 2025 which CMS anticipates will result in an increase in total payments to ESRD facilities of 2.7%. The 2.7% increase reflects a 1.0% increase in the base rate per treatment to $273.82, plus additional adjustments for inflation and productivity (as mandated by the ACA) and wage index budget neutrality adjustments. CMS notes that the 1.0% target for ESRD outlier payments was achieved in CY 2023 and expects such payments to represent approximately 1% of the total in CY 2025. Additionally, CMS finalized an additional $0.4601 be added to the base rate to account for Korsuva™, a prescription medication used for the treatment of moderate-to-severe pruritus associated with CKD for adults undergoing hemodialysis. The final Acute Kidney Injury payment rate for CY 2025 is equal to the CY 2025 ESRD PPS base rate. In addition, the final rule confirmed that, effective January 1, 2025, oral only drugs (including phosphate binders) would be reimbursed under the ESRD PPS using the transitional drug add-on payment adjustment (TDAPA), as described in the CY 2016 ESRD PPS final rule (80 FR 69027), and subsequent rules and would no longer be paid for under Medicare Part D, which could have an adverse effect on our business, financial condition and results of operations in future periods. To account for operational costs related to ESRD facilities providing phosphate binders, CMS will provide an additional $36.41 monthly increase to the TDAPA.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of quality measures specified per payment year and applies up to a 2% payment reduction to facilities that do not meet a minimum total performance score. In the CY 2025 final rule, CMS replaced the Kt/V Dialysis Adequacy Comprehensive clinical measure with a Kt/V Dialysis Adequacy measure topic, which will be comprised of four individual Kt/V measures and scored based on a separate set of performance standards for each of those measures. CMS also removed the National Healthcare Safety Network Dialysis Event reporting measure from the ESRD QIP measure set beginning with PY 2027.
●	On November 1, 2024, CMS announced the CY 2025 final rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. The final rule updates the ASC payment system for CY 2025 to generally increase the reimbursement rates for the range of procedures provided in an ASC. The average increase is 2.9% compared to the prior year. On November 1, 2024, CMS also issued the final Physician Fee Schedule for CY 2025. The CY 2025 Physician Fee Schedule conversion factor is $32.35, a decrease of $0.94 (or 2.8%) from the CY 2024 conversion factor of $33.29.

FRESENIUS MEDICAL CARE AG

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in reimbursement under Medicare, commercial insurance or Medicare Advantage plans, or in patient access to commercial insurance or Medicare Advantage plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. In addition, the United States Supreme Court’s Marietta ruling makes it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes commercial insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. The Marietta ruling could also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operations. In December 2023, a bipartisan group of six members of the House reintroduced the Restore Protections for Dialysis Patients Act (H.R. 6860), which would address the Marietta decision. The bill includes updated language which would restore the understanding of the Medicare Secondary Payer Act prior to the Marietta decision and ensure that patients cannot be discriminated against because of their need for dialysis. In September 2024, a companion bill was introduced on a bipartisan basis in the U.S. Senate (S. 5018). As Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations in 2024 and beyond. There can be no assurance that this proposal or any other legislation to address the Marietta decision will be enacted. For additional information regarding these regulatory matters, see “Information on the Company—Regulatory and Legal Matters—Health Care Reform” in our 2023 Form 20-F.

For additional information, see “Risk Factors” included in our 2023 Form 20-F.

Premium assistance programs

The operation of charitable insurance premium assistance programs such as that offered by the American Kidney Fund (AKF) has received increased attention over the last few years by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

One such law that was enacted is AB290 in California (U.S.). Upon enactment, we, along with other providers and the AKF, filed suit challenging the validity of the law. Jane Doe, et al. v. Xavier Becerra, et al., 8:19-cv-02105, U.S. District Court for the Central District of California, Southern Division. In December 2019, the court issued a preliminary injunction staying implementation of the law. On January 9, 2024, the court issued a summary judgment decision which, among other things, upheld the provisions limiting reimbursement paid to providers who donate to the AKF when such reimbursement relates to services provided to patients who receive AKF support. On May 9, 2024, the court issued a final judgment, but stayed entry of such judgment while the parties appeal.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (HHS) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ETC model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of 30% of the Hospital Referral Regions. As of September 30, 2024, 979 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (HDPA), was applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (PPA) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist) rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first PPA payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% for facilities in the final PPA payment year (ending in June 2027).

FRESENIUS MEDICAL CARE AG

On October 31, 2022, CMS finalized refinements to the ETC model, including a change to the improvement in scoring methodology and a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS also discussed its intent to publish participant-level performance data. These changes did not result in additional estimated savings to the Medicare program. At this time, our payment adjustments from the ETC model have resulted in a net positive adjustment. In October 2024, CMS released the performance scores for 2022 participants in which the majority of the KCEs organized by Interwell Health, our value and risk-based care subsidiary, qualified as high performers in various quality metrics.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (KCF) and CKCC models (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. These voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with CKD stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (KCE). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations such as the Company. Under the global model, the KCE is responsible for 100% of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50% of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first performance year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 20 of the KCEs during the first performance year. The CKCC model is expected to run through 2026. For the second performance year in the CKCC model, we submitted 4 additional CKCC applications (3 under the professional option and 1 under the global option) and were also included in one other CKCC application submitted by nephrologists under the global option. All 5 applications were accepted, though we notified CMS that we will not move forward with one of those applications. The accepted KCEs started assuming financial risk as of January 1, 2023. As of September 2024, approximately 54,000 patients were aligned to KCEs in which we participated.

Company structure

For a description of our structure, especially as relates to our operating segments, see “Management’s discussion and analysis” above as well as note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

II. Discussion of measures

Non-IFRS measures

Certain of the following financial measures and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS Accounting Standards (Non-IFRS Measures). We believe this information, along with comparable IFRS® Accounting Standards financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS Accounting Standards.

Constant Exchange Rates or Constant Currency (Non-IFRS Measure)

Our presentation of some financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FME AG (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates in our publications to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

The primary key performance indicators are presented both in accordance with IFRS Accounting Standards and at Constant Currency. Each of these indicators presented at Constant Currency is considered a non-IFRS measure. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets.

FRESENIUS MEDICAL CARE AG

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FME AG and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FME AG and other items prepared in accordance with IFRS Accounting Standards, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FME AG and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FME AG and other items prepared in accordance with IFRS Accounting Standards. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS Accounting Standards measures such as revenue, operating income, net income attributable to shareholders of FME AG and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) below (see “Net leverage ratio (Non-IFRS Measure)”). Additionally, we further adjust ROIC for costs related to Legacy Portfolio Optimization incurred during the last twelve months to increase comparability of the underlying financial figures of certain Management Board compensation performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board. ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS Accounting Standards financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2024	2024	2024	2024	2023	2023

Total assets	32,511	33,896	34,336	33,930	35,635
Plus: Cumulative goodwill amortization and impairment loss	519	565	519	629	703
Minus: Cash and cash equivalents(1)	(1,387)	(1,112)	(1,192)	(1,427)	(1,574)
Minus: Deferred tax assets(1)	(296)	(281)	(279)	(292)	(304)
Minus: Accounts payable to unrelated parties(1)	(779)	(793)	(748)	(775)	(762)
Minus: Accounts payable to related parties	(73)	(100)	(110)	(123)	(119)
Minus: Provisions and other current liabilities(2)	(2,671)	(3,062)	(3,026)	(2,936)	(3,235)
Minus: Income tax liabilities(1)	(227)	(189)	(280)	(231)	(263)
Invested capital	27,597	28,924	29,220	28,775	30,081
Average invested capital as of September 30, 2024	28,919

Operating income	1,561
Income tax expense(3)	(535)
NOPAT	1,026

FRESENIUS MEDICAL CARE AG

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2024	2024	2024(4)	2024(4)	2023(4)	2023(4)

Total assets	—	—	(568)	(656)	(1,022)
Plus: Cumulative goodwill amortization and impairment loss	—	—	(47)	(82)	(84)
Minus: Cash and cash equivalents	—	—	16	24	33
Minus: Deferred tax assets	—	—	1	7	13
Minus: Accounts payable to unrelated parties	—	—	11	11	18
Minus: Accounts payable to related parties	—	—	1	1	1
Minus: Provisions and other current liabilities(2)	—	—	20	30	47
Minus: Income tax liabilities(2)	—	—	1	3	3
Invested capital	—	—	(565)	(662)	(991)
Adjustment to average invested capital as of September 30, 2024	(444)

Adjustment to operating income(4)	54
Adjustment to income tax expense(4)	(18)
Adjustment to NOPAT	36

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2024	2024	2024(4)	2024(4)	2023(4)	2023(4)

Total assets	32,511	33,896	33,768	33,274	34,613
Plus: Cumulative goodwill amortization and impairment loss	519	565	472	547	619
Minus: Cash and cash equivalents(1)	(1,387)	(1,112)	(1,176)	(1,403)	(1,541)
Minus: Deferred tax assets(1)	(296)	(281)	(278)	(285)	(291)
Minus: Accounts payable to unrelated parties(1)	(779)	(793)	(737)	(764)	(744)
Minus: Accounts payable to related parties	(73)	(100)	(109)	(122)	(118)
Minus: Provisions and other current liabilities(2)	(2,671)	(3,062)	(3,006)	(2,906)	(3,188)
Minus: Income tax liabilities(1)	(227)	(189)	(279)	(228)	(260)
Invested capital	27,597	28,924	28,655	28,113	29,090
Average invested capital as of September 30, 2024	28,476

Operating income(4)	1,615
Income tax expense(3), (4)	(553)
NOPAT	1,062

ROIC in %	3.7

Adjustments to average invested capital and ROIC (excluding Legacy Portfolio Optimization costs)

in € M, except where otherwise specified

September 30,
2024	2024

Adjustment to operating income	130
Adjustment to income tax expense	56
Adjustment to NOPAT	186

FRESENIUS MEDICAL CARE AG

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Legacy Portfolio Optimization costs)

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2024	2024	2024(4)	2024(4)	2023(4)	2023(4)

Total assets	32,511	33,896	33,768	33,274	34,613
Plus: Cumulative goodwill amortization and impairment loss	519	565	472	547	619
Minus: Cash and cash equivalents(1)	(1,387)	(1,112)	(1,176)	(1,403)	(1,541)
Minus: Deferred tax assets(1)	(296)	(281)	(278)	(285)	(291)
Minus: Accounts payable to unrelated parties(1)	(779)	(793)	(737)	(764)	(744)
Minus: Accounts payable to related parties	(73)	(100)	(109)	(122)	(118)
Minus: Provisions and other current liabilities(2)	(2,671)	(3,062)	(3,006)	(2,906)	(3,188)
Minus: Income tax liabilities(1)	(227)	(189)	(279)	(228)	(260)
Invested capital	27,597	28,924	28,655	28,113	29,090
Average invested capital as of September 30, 2024	28,476

Operating income(4)	1,745
Income tax expense(3), (4)	(497)
NOPAT	1,248

ROIC in % (excluding Legacy Portfolio Optimization costs)	4.4

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2023	2023	2023	2023	2023	2022

Total assets	33,930	35,635	34,960	35,501	35,754
Plus: Cumulative goodwill amortization and impairment loss	629	703	644	640	645
Minus: Cash and cash equivalents(1)	(1,427)	(1,574)	(1,363)	(1,224)	(1,274)
Minus: Loans to related parties	—	—	—	—	(1)
Minus: Deferred tax assets(1)	(292)	(304)	(314)	(307)	(313)
Minus: Accounts payable to unrelated parties(1)	(775)	(762)	(721)	(822)	(813)
Minus: Accounts payable to related parties	(123)	(119)	(140)	(111)	(138)
Minus: Provisions and other current liabilities(2)	(2,936)	(3,235)	(3,018)	(3,007)	(3,008)
Minus: Income tax liabilities	(231)	(263)	(230)	(215)	(171)
Invested capital	28,775	30,081	29,818	30,455	30,681
Average invested capital as of December 31, 2023	29,962

Operating income	1,369
Income tax expense(3)	(508)
NOPAT	861

FRESENIUS MEDICAL CARE AG

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2023	2023	2023(4)	2023(4)	2023(4)	2022(4)

Total assets	—	(370)	(361)	(361)	(368)
Minus: Cash and cash equivalents	—	20	20	20	20
Minus: Accounts payable to unrelated parties	—	5	5	5	5
Minus: Provisions and other current liabilities(2)	—	16	16	16	16
Invested capital	—	(329)	(320)	(320)	(327)
Adjustment to average invested capital as of December 31, 2023	(259)

Adjustment to operating income(4)	(32)
Adjustment to income tax expense(4)	12
Adjustment to NOPAT	(20)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2023	2023	2023(4)	2023(4)	2023(4)	2022(4)

Total assets	33,930	35,265	34,599	35,140	35,386
Plus: Cumulative goodwill amortization and impairment loss	629	703	644	640	645
Minus: Cash and cash equivalents(1)	(1,427)	(1,554)	(1,343)	(1,204)	(1,254)
Minus: Loans to related parties	—	—	—	—	(1)
Minus: Deferred tax assets(1)	(292)	(304)	(314)	(307)	(313)
Minus: Accounts payable to unrelated parties(1)	(775)	(757)	(716)	(817)	(808)
Minus: Accounts payable to related parties	(123)	(119)	(140)	(111)	(138)
Minus: Provisions and other current liabilities(2)	(2,936)	(3,219)	(3,002)	(2,991)	(2,992)
Minus: Income tax liabilities	(231)	(263)	(230)	(215)	(171)
Invested capital	28,775	29,752	29,498	30,135	30,354
Average invested capital as of December 31, 2023	29,703

Operating income(4)	1,337
Income tax expense(3), (4)	(496)
NOPAT	841

ROIC in %	2.8

(1)	Includes amounts related to assets, and associated liabilities, classified as held for sale (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).
(2)	Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(3)	Adjusted for noncontrolling partnership interests.
(4)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary interim financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

FRESENIUS MEDICAL CARE AG

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, debt servicing and reductions in debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the nine months ended September 30, 2024 and 2023 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA, which we define as EBITDA adjusted for:

●	the effects of acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in our €2 billion sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report),
●	non-cash charges,
●	impairment loss (including any impairment losses associated with the FME25 Program and Legacy Portfolio Optimization, as defined below), and
●	special items, including:
i.	costs related to our FME25 Program,
ii.	the impact from the remeasurement of our investment in Humacyte, Inc. and receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S. (Humacyte Remeasurements),
iii.	certain costs associated with the Conversion, primarily related to the requisite relabeling of our products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs), and
iv.	impacts from strategic divestitures identified during the review of our business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). During the nine months ended September 30, 2024, these impacts are mainly driven by impairment losses resulting from the measurement of assets held for sale (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) as well as gains and losses from divestitures.

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS Accounting Standards or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of September 30, 2024 and December 31, 2023, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

FRESENIUS MEDICAL CARE AG

III. Results of operations, financial position and net assets

Highlights

The following items represent notable impacts or trends in our business and/or industry for the three and nine months ended September 30, 2024:

Legacy Portfolio Optimization

As noted above, we are reviewing our business portfolio, specifically with a view to exiting unsustainable markets and divesting non-core businesses and the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. During the three and nine months ended September 30, 2024, the impacts from Legacy Portfolio Optimization mainly comprise the items described in iv., above, under “Net leverage ratio (Non-IFRS Measure)” (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).

Overall, the impacts from Legacy Portfolio Optimization resulted in a positive effect on operating income of €17 M and a negative effect on operating income €141 M for the three and nine months ended September 30, 2024, respectively (negative effect of €53 M and €147 M for the three and nine months ended September 30, 2023, respectively).

FME25 Program

Overall, the costs related to the FME25 Program resulted in a negative impact to operating income of €39 M and €107 M for the three and nine months ended September 30, 2024 (€49 M and €100 M for the three and nine months ended September 30, 2023, respectively). For the three and nine months ended September 30, 2024, recurring savings related to the FME25 Program were €161 M and €405 M, respectively (€97 M and €232 M for the three and nine months ended September 30, 2023, respectively).

In the discussion of our results for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 below, the effects of the costs and savings related to the FME25 Program are presented on a net basis.

Third-party Cyber Incident

On February 21, 2024, one of our third party service providers was subject to a cyber-attack leading to the shutdown of its systems (the Third-party Cyber Incident). As this third party provided us with a range of financial clearinghouse services, the cyber-attack on its systems led to delays in claim processing impacting our consolidated financial statements, primarily affecting accounts receivable balances and cash flows. As of September 30, 2024, the impacts related to the Third-party Cyber Incident have been substantially resolved and are no longer material. See note 1 of the notes to the consolidated financial statements (unaudited) included in this report for further information.

Other Trends

We continue to face significant challenges in the labor market, resulting in meaningfully higher costs. While we have seen signs of a stabilization of the labor market, such challenges are expected to continue in 2024 as we make investments in our employees. Additionally, overall treatments decreased for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 primarily as divestitures in connection with Legacy Portfolio Optimization had a negative impact on overall treatment numbers. Specifically in the U.S., volumes were negatively affected by the cancellation of less profitable acute care contracts contributing to a 0.2% decline in Same Market Treatment Growth (as defined below) for both the for the three- and nine-month periods ended September 30, 2024 in addition to the impacts from divestitures noted above, as indicated in the discussion of our consolidated revenue and operating segment results and in the tables under “Key Performance Indicators,” below.

The following sections summarize our consolidated results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. As a significant portion of our operations are derived from our businesses in the U.S., the development of the euro against the U.S. dollar can have a material impact on our results of operations, financial position and net assets and the impacts of foreign currency transaction and translation effects are included in the discussion of our key and secondary performance indicators below.

FRESENIUS MEDICAL CARE AG

Three months ended September 30, 2024 compared to three months ended September 30, 2023

Results of operations

in € M

			Change in %
	For the three months ended			Currency
	September 30,			translation	Constant
	2024	2023	As reported	effects	Currency(1)

Revenue	4,760	4,936	(4)	(2)	(2)
Costs of revenue	(3,614)	(3,707)	(3)	2	(1)
Selling, general and administrative expense	(756)	(794)	(5)	1	(4)
Research and development	(40)	(53)	(24)	0	(24)
Income from equity method investees	41	23	82	0	82
Other operating income	191	65	196	(1)	197
Other operating expense	(119)	(146)	(18)	5	(13)
Operating income	463	324	43	0	43
Operating income margin	9.7	6.6
Interest income	17	25	(33)	(4)	(29)
Interest expense	(99)	(114)	(13)	1	(12)
Income tax expense	(117)	(88)	32	(3)	29
Net income	264	147	80	(1)	81
Net income attributable to noncontrolling interests	(51)	(63)	(19)	1	(18)
Net income attributable to shareholders of FME AG	213	84	153	(2)	155
Basic and diluted earnings per share in €	0.73	0.29	153	(2)	155

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Key Performance Indicators

The following discussions include our two operating and reportable segments and the measures we use to manage these segments. For further information, see note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

Revenue

in € M, except dialysis treatment, patient and clinic data

			Change in %
	For the three months ended			Currency			Same Market
	September 30,			translation	Constant	Organic	Treatment
	2024	2023	As reported	effects	Currency(1)	growth	Growth(2)

Revenue	4,760	4,936	(4)	(2)	(2)	2
Care Delivery segment	3,770	3,974	(5)	(1)	(4)	1	1.0
Thereof: U.S.	3,180	3,221	(1)	(1)	0	0	0.0
Thereof: International	590	753	(22)	(1)	(21)	4	2.9
Care Enablement segment	1,359	1,330	2	(2)	4	4
Inter-segment eliminations	(369)	(368)	0	(1)	1
Dialysis treatments	11,830,895	12,994,191	(9)
Patients	308,216	341,793	(10)
Clinics	3,732	4,014	(7)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)

Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

Consolidated

Revenue decreased as compared to the three months ended September 30, 2023 primarily driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in organic growth in both Care Delivery and Care Enablement.

FRESENIUS MEDICAL CARE AG

Care Delivery

The decrease in Care Delivery revenue as compared to the three months ended September 30, 2023 was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in organic growth. Organic growth was supported by Value and Risk-Based Care Programs, reimbursement rate increases and a favorable payor mix, partially offset by implicit price concessions. As of September 30, 2024, the number of patients treated in dialysis clinics that we own or operate in Care Delivery decreased as compared to September 30, 2023, primarily driven by divestitures in connection with Legacy Portfolio Optimization. Treatments in our Care Delivery segment decreased as compared to the three months ended September 30, 2023, primarily due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth. During the three months ended September 30, 2024, we opened 9 dialysis clinics and combined, closed or sold 34 clinics.

U.S.

In the U.S., the decrease in revenue was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in dialysis days. Organic growth in the U.S. was supported by Value and Risk-Based Care Programs, an overall increase in treatment volumes, reimbursement rate increases and a favorable payor mix, partially offset by increased implicit price concessions. In the U.S., the number of patients treated in dialysis clinics that we own or operate slightly increased to 205,942 patients (September 30, 2023: 205,887). Treatments increased slightly to 7,886,577 for the three months ended September 30, 2024 as compared to 7,855,731 for the three months ended September 30, 2023 as Same Market Treatment Growth was limited by the cancellation of less profitable acute care contracts (-0.2%). We owned or operated 2,629 dialysis clinics in the U.S. at September 30, 2024 as compared to 2,617 dialysis clinics at September 30, 2023. During the three months ended September 30, 2024, we opened 6 dialysis clinics and combined, closed or sold 5 clinics.

International

In our operations outside the U.S. (International), the decrease in revenue was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in organic growth. There were 102,274 patients, a decrease of 25% (September 30, 2023: 135,906) treated in dialysis clinics that we own or operate in International, primarily driven by divestitures in connection with Legacy Portfolio Optimization. Treatments in International decreased by 23% to 3,944,318 for the three months ended September 30, 2024 as compared to 5,138,460 for the three months ended September 30, 2023 driven by the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization), partially offset by an increase in Same Market Treatment Growth. We owned or operated 1,103 dialysis clinics in International at September 30, 2024 as compared to 1,397 dialysis clinics at September 30, 2023. During the three months ended September 30, 2024, we opened 3 dialysis clinics and combined, closed or sold 29 clinics.

Care Enablement

Care Enablement revenue increased as compared to the three months ended September 30, 2023 primarily driven by higher revenues related to in-center disposables, products for acute care treatments, home hemodialysis products, and acute cardiopulmonary products, partially offset by a negative impact from foreign currency translation. The development was mainly driven by an increase in sales volumes for our products across all of our geographical regions. Pricing momentum outside of China remained positive. In China, pricing was negatively impacted by the rollout of volume-based procurement.

Operating income (loss)

in € M

			Change in %
	For the three months ended			Currency
	September 30,			translation	Constant
	2024	2023	As reported	effects	Currency(1)

Operating income (loss)	463	324	43	0	43
Care Delivery segment	419	332	26	(1)	27
Care Enablement segment	61	(1)	n.a.		n.a.
Inter-segment eliminations	(4)	1	n.a.		n.a.
Corporate	(13)	(8)	67	(17)	84
Operating income (loss) margin	9.7	6.6
Care Delivery segment	11.1	8.4
Care Enablement segment	4.5	(0.1)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

FRESENIUS MEDICAL CARE AG

Consolidated

The increase in our operating income was largely driven by a positive impact from business growth, a favorable impact from net savings associated with the FME25 Program, a positive impact from Legacy Portfolio Optimization and a favorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, partially offset by higher personnel expense, a negative impact from Value and Risk-Based Care Programs, an unfavorable impact from foreign currency transaction effects, an unfavorable impact from the valuation of vPPAs and inflationary cost increases.

Care Delivery

Care Delivery operating income increased primarily as a result of a positive impact from Legacy Portfolio Optimization, a positive impact from business growth and a favorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, partially offset by higher personnel expense and a negative impact from Value and Risk-Based Care Programs.

Care Enablement

Care Enablement operating income increased primarily due to a favorable impact from net savings from the FME25 Program and a positive impact from business growth (driven by positive volume and pricing developments which were partially offset by the rollout of volume-based procurement in China), partially offset by inflationary cost increases and an unfavorable impact from foreign currency transaction effects.

Secondary performance indicators and other contributors to profit and loss

Costs of revenue decreased as compared to the three months ended September 30, 2023, primarily driven by the absence, in 2024, of the results of operations for businesses previously divested under Legacy Portfolio Optimization, lower costs associated with business growth, a positive impact from foreign currency translation and net savings from the FME25 Program, partially offset by increased Value and Risk-Based Care Programs expenses (primarily related to higher memberships), higher personnel expense and inflationary cost increases.

Selling, general and administrative (SG&A) expense decreased for the three months ended September 30, 2024 as compared to three months ended September 30, 2023, primarily driven by net savings from the FME25 Program.

The decrease in research and development expense was largely driven by lower personnel costs for R&D projects and higher capitalization of development costs, partially offset by increased R&D activity.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The increase in other operating income was primarily driven by a favorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, higher foreign exchange gains, a positive impact from Humacyte Remeasurements and favorable impacts from Legacy Portfolio Optimization.

The decrease in other operating expense was primarily driven by favorable impacts from Legacy Portfolio Optimization and the absence, in 2024, of the results of operations for businesses previously divested under Legacy Portfolio Optimization, partially offset by higher foreign exchange losses and an unfavorable impact from the valuation of vPPAs.

Net interest expense decreased by 7% to €82 M from €89 M, primarily due to favorable effects from foreign exchange forward contracts and refinancing activities, partially offset by lower interest income associated with receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S. and a negative impact from the Third-party Cyber Incident.

The effective tax rate decreased to 30.6% from 37.6% for the same period of 2023, largely driven by lower tax provisions related to the release of certain valuation allowances and tax law changes, partially offset by a negative impact from Legacy Portfolio Optimization and a lower portion of tax-free income attributable to noncontrolling interests compared to income before income taxes.

Net income attributable to noncontrolling interests decreased for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, primarily driven by lower earnings in entities in which we have less than 100% ownership, partially offset by a favorable impact from Legacy Portfolio Optimization and a positive impact from foreign currency translation.

The increase in net income attributable to shareholders of FME AG was as a result of the combined effects of the items discussed above.

Basic earnings per share increased for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, due to the increase in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period was unchanged at 293.4 M on September 30, 2024 as compared to the prior year period.

We employed 113,079 people (total headcount) as of September 30, 2024 (September 30, 2023: 123,106). This 8% decrease was largely due to the divestiture of certain businesses in connection with Legacy Portfolio Optimization.

FRESENIUS MEDICAL CARE AG

Nine months ended September 30, 2024 compared to nine months ended September 30, 2023

Results of operations

in € M

			Change in %
	For the nine months ended			Currency
	September 30,			translation	Constant
	2024	2023	As reported	effects	Currency(1)

Revenue	14,251	14,466	(1)	0	(1)
Costs of revenue	(10,765)	(10,890)	(1)	1	0
Selling, general and administrative expense	(2,303)	(2,351)	(2)	1	(1)
Research and development	(133)	(166)	(20)	0	(20)
Income from equity method investees	103	98	4	0	4
Other operating income	532	258	106	(1)	107
Other operating expense	(552)	(473)	17	1	18
Operating income	1,133	942	20	(1)	21
Operating income margin	8.0	6.5
Interest income	50	61	(18)	(3)	(15)
Interest expense	(306)	(313)	(2)	1	(1)
Income tax expense	(255)	(214)	19	1	20
Net income	622	476	31	(1)	32
Net income attributable to noncontrolling interests	(151)	(165)	(8)	1	(7)
Net income attributable to shareholders of FME AG	471	311	51	(2)	53
Basic and diluted earnings per share in €	1.61	1.06	51	(2)	53

(1)For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Key Performance Indicators

The following discussions include our two operating and reportable segments and the measures we use to manage these segments. For further information, see note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

Revenue

in € M, except dialysis treatment data

			Change in %
							Same
	For the nine months ended			Currency			Market
	September 30,		As	translation	Constant	Organic	Treatment
	2024	2023	reported	effects	Currency(1)	growth	Growth(2)

Revenue	14,251	14,466	(1)	0	(1)	3
Care Delivery segment	11,330	11,602	(2)	0	(2)	3	0.4
Thereof: U.S.	9,439	9,344	1	0	1	3	(0.3)
Thereof: International	1,891	2,258	(16)	(2)	(14)	3	2.0
Care Enablement segment	4,020	3,965	1	(2)	3	3
Inter-segment eliminations	(1,099)	(1,101)	0	0	0
Dialysis treatments	35,950,704	38,807,179	(7)

(1)For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

(2)

Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

Consolidated

Revenue decreased as compared to the nine months ended September 30, 2023 primarily driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) partially offset by an increase in organic growth in both Care Delivery and Care Enablement.

Care Delivery

The decrease in Care Delivery revenue as compared to the nine months ended September 30, 2023 was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by an increase in organic growth. Organic growth was supported by Value and Risk-Based Care Programs, reimbursement rate increases and a favorable payor mix, partially offset by increased implicit price concessions. Treatments in our Care Delivery segment decreased for the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023 mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization), partially offset by an increase in dialysis days.

FRESENIUS MEDICAL CARE AG

U.S.

In the U.S., the increase in revenue was driven by an increase in organic growth, partially offset by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization). Organic growth in the U.S. was supported by Value and Risk-Based Care Programs, reimbursement rate increases and a favorable payor mix, partially offset by increased implicit price concessions. In the U.S., treatments remained relatively stable at 23,299,461 for the nine months ended September 30, 2024 as compared to 23,380,747 for the nine months ended September 30, 2023 primarily as Same Market Treatment Growth was limited by the cancellation of less profitable acute care contracts (-0.2%).

International

In International, the decrease in revenue was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in organic growth and an increase in dialysis days. Treatments in International decreased by 18% to 12,651,243 for the nine months ended September 30, 2024 as compared to 15,426,432 for the nine months ended September 30, 2023 driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by an increase in Same Market Treatment Growth.

Care Enablement

Care Enablement revenue increased as compared to the nine months ended September 30, 2023 primarily driven by higher revenues related to in-center disposables, home hemodialysis products, products for acute care treatments and machines for chronic treatment, partially offset by a negative impact from foreign currency translation and lower sales of peritoneal dialysis products. The development was driven by volume increases for our products across all of our geographical regions. Additionally, pricing momentum outside of China remained positive. In China, pricing was negatively impacted by the rollout of volume-based procurement.

Operating income (loss)

in € M

			Change in %
	For the nine months ended			Currency
	September 30,			translation	Constant
	2024	2023	As reported	effects	Currency(1)

Operating income (loss)	1,133	942	20	(1)	21
Care Delivery segment	937	1,001	(6)	0	(6)
Care Enablement segment	196	(24)	n.a.		n.a.
Inter-segment eliminations	(9)	(12)	(26)	(11)	(37)
Corporate	9	(23)	n.a.		n.a.
Operating income (loss) margin	8.0	6.5
Care Delivery segment	8.3	8.6
Care Enablement segment	4.9	(0.6)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Consolidated

The increase in our operating income was largely driven by a positive impact from business growth, net savings associated with the FME25 Program, a positive impact from Humacyte Remeasurements and a favorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, partially offset by higher personnel expense, inflationary cost increases, unfavorable foreign currency transaction effects and an unfavorable impact from the valuation of vPPAs.

Care Delivery

Care Delivery operating income decreased primarily as a result of higher personnel expense, Legacy Portfolio Optimization, inflationary cost increases and the absence, in 2024, of the results of operations for businesses previously divested under Legacy Portfolio Optimization, partially offset by a positive impact from business growth,  a favorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals and net savings associated with the FME25 Program.

Care Enablement

For the nine months ended September 30, 2024, Care Enablement recorded operating income as compared to an operating loss for the nine months ended September 30, 2023, primarily due to net savings from the FME25 Program, a favorable impact from Legacy Portfolio Optimization, business growth (driven by positive volume and pricing developments which were partially offset by the rollout of volume-based procurement in China) and a positive impact from Humacyte Remeasurements, partially offset by inflationary cost increases and unfavorable foreign currency transaction effects.

FRESENIUS MEDICAL CARE AG

Secondary performance indicators and other contributors to profit and loss

Costs of revenue decreased as compared to the nine months ended September 30, 2023 primarily due to lower costs associated with business growth, the absence, in 2024, of the results of operations for businesses previously divested under Legacy Portfolio Optimization, net savings from the FME25 Program and a positive impact from foreign currency translation, partially offset by increased Value and Risk-Based Care Programs expenses (primarily related to higher memberships), higher personnel expense and inflationary cost increases.

SG&A expense decreased for the nine months ended September 30, 2024 as compared to the prior year comparable period driven by net savings from the FME25 Program.

The decrease in research and development expense for the nine months ended September 30, 2024 as compared to the prior year comparable period was largely driven by lower personnel costs for R&D projects, higher capitalization of development costs and lower costs related to activities in the field of regenerative medicine, partially offset by increased R&D activity.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The increase in other operating income was primarily driven by the impacts from Legacy Portfolio Optimization, a positive impact from Humacyte Remeasurements and a favorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals.

The increase in other operating expense was primarily driven by the impacts from Legacy Portfolio Optimization and an unfavorable impact from the valuation of vPPAs, partially offset by the absence, in 2024, of the results of operations for businesses previously divested under Legacy Portfolio Optimization.

Net interest expense increased by 2% to €256 M from €252 M, primarily due to lower interest income associated with receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S and a negative impact from the Third-party Cyber Incident, partially offset by favorable effects from foreign exchange forward contracts.

The effective tax rate decreased to 29.1% from 31.0% for the same period of 2023 primarily driven by lower tax provisions related to the release of certain valuation allowances and tax law changes, partially offset by a negative impact from Legacy Portfolio Optimization and a lower portion of tax-free income attributable to noncontrolling interests compared to income before income taxes.

Net income attributable to noncontrolling interests decreased for the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023 primarily due to lower earnings in entities in which we have less than 100% ownership and a negative impact from foreign currency translation, partially offset by a favorable impact from Legacy Portfolio Optimization.

The increase in net income attributable to shareholders of FME AG was as a result of the combined effects of the items discussed above.

Basic earnings per share increased for the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023 due to the increase in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period was unchanged at 293.4 M on September 30, 2024 as compared to the prior year period.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund the FME25 Program and acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) and to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries.

As of September 30, 2024, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.5 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report).

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is 3.0 - 3.5x, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of September 30, 2024 and December 31, 2023.

FRESENIUS MEDICAL CARE AG

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS® financial measure in € M, except for net leverage ratio

	September 30,	December 31,
	2024	2023

Debt and lease liabilities(1)	11,218	12,187
Minus: Cash and cash equivalents(2)	(1,387)	(1,427)
Net debt	9,831	10,760

Net income(3)	879	732
Income tax expense(3)	342	301
Interest income(3)	(77)	(88)
Interest expense(3)	417	424
Depreciation and amortization(3)	1,546	1,613
Adjustments(3), (4)	344	409
Adjusted EBITDA	3,451	3,391

Net leverage ratio	2.8	3.2

(1)

Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion as well as debt and lease liabilities included within liabilities directly associated with assets held for sale.

(2)	Includes cash and cash equivalents included within assets held for sale (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).
(3)	Last twelve months.
(4)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2024: -€32 M; 2023: -€35 M), non-cash charges, primarily related to pension expense (2024: €58 M; 2023: €56 M), impairment loss (2024: €145 M; 2023: €139 M) and special items, including costs related to the FME25 Program (2024: €127 M; 2023: €106 M), Legal Form Conversion Costs (2024: €22 M; 2023: €30 M), Legacy Portfolio Optimization (2024: €101 M; 2023: €128 M) and Humacyte Remeasurements (2024: -€77 M; 2023: -€15 M). See “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure),” above.

At September 30, 2024, we had cash and cash equivalents of €1,371 M (December 31, 2023: €1,403 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS Accounting Standards measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “– Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the nine months ended September 30, 2024 and 2023 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures

in € M, except where otherwise specified

	For the nine months ended
	September 30,
	2024	2023

Revenue	14,251	14,466
Net cash provided by (used in) operating activities	1,554	1,910
Capital expenditures	(459)	(434)
Proceeds from sale of property, plant and equipment	7	4
Capital expenditures, net	(452)	(430)
Free cash flow	1,102	1,480
Net cash provided by (used in) operating activities in % of revenue	10.9	13.2
Free cash flow in % of revenue	7.7	10.2

FRESENIUS MEDICAL CARE AG

Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities in percent of revenue as compared to the first nine months of 2023 was driven by a negative impact from the phasing of dividend payments received from equity method investments as well as income tax payments for current and prior year periods (particularly in the U.S.). Delays in collections of trade accounts receivable from unrelated parties have been partially mitigated by the substantial resolution of the impacts related to the Third-party Cyber Incident as of September 30, 2024.

The profitability of our business depends significantly on reimbursement rates for our services. For the nine months ended September 30, 2024, approximately 79% of our revenue was generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2024, approximately 26% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “— Forward-looking statements” and “I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 7 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our bilateral credit lines. We expect that we will have adequate sources of financing available to us. Our Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities,” below).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) (Non-IFRS Measure) of 65 days at September 30, 2024 (December 31, 2023: 67 days).

DSO by segment is calculated by dividing the respective segment’s trade accounts and other receivables from unrelated parties (including receivables related to assets held for sale) less contract liabilities, converted to euro using the average exchange rate for the period presented by the average daily sales for the last twelve months of that segment, including sales or value-added tax, converted to euro using the average exchange rate for the period. In order to ensure comparability of line items included in the consolidated balance sheets and consolidated statements of income, trade accounts and other receivables from unrelated parties (including receivables related to assets held for sale) and contract liabilities as of September 30, 2024 are adjusted for an increase in the amount of €67.1 M and €0.8 M, respectively (December 31, 2023: an increase of €65.2 M and €2.0 M, respectively) which represents the impact on these line items from foreign currency translation. Additionally, daily revenues in the amount of €(0.6) M and €(0.4) M for the twelve months ended September 30, 2024 and December 31, 2023, respectively, are adjusted in relation to amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, to increase consistency with the respective adjustments in the determination of adjusted EBITDA (see “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure)” above) and in the amount of €0.9 M and €0.9 M for the twelve months ended September 30, 2024 and December 31, 2023, respectively to include sales or value-added tax and other smaller effects.

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding

in days

	September 30,	December 31,
	2024	2023	Explanation of movement

Care Delivery	57	59	A positive effect from Legacy Portfolio Optimization

Care Enablement	94	97	Improvement of payment collections in certain geographical regions

FME AG	65	67

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private payors, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 11 of the notes to the consolidated financial statements (unaudited) included in this report.

FRESENIUS MEDICAL CARE AG

Net cash provided by (used in) investing activities

Net cash provided by investing activities in the first nine months of 2024 was €34 M as compared to net cash used in investing activities of €448 M in the comparable period of 2023. The following table shows a breakdown of our investing activities for the first nine months of 2024 and 2023:

Cash flows relating to investing activities

in € M

			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities		securities

	For the nine months ended September 30,
	2024	2023	2024	2023	2024	2023

Care Delivery	233	229	26	60	527	63
Care Enablement	219	201	57	59	42	38
Total	452	430	83	119	569	101

The majority of our capital expenditures in the first nine months of 2024 was used for maintaining existing clinics and centers, capitalization of machines provided to our customers, expansion of production capacity, capitalization of certain development costs and equipping new clinics and centers. Capital expenditures accounted for approximately 3% of total revenue in the first nine months of 2024 and 2023.

Investments in the first nine months of 2024 were primarily comprised of purchases of debt securities and equity investments. Divestitures in the first nine months of 2024 were mainly related to the divestment of equity investments (including divestitures under our Legacy Portfolio Optimization program) and debt securities.

Investments in the first nine months of 2023 were primarily comprised of purchases of debt securities. Divestitures in the first nine months of 2023 were mainly related to the divestment of debt securities and equity investments as well as clinics and centers. Acquisitions in the first nine months of 2023 related primarily to the purchase of dialysis clinics.

In 2024, we anticipate capital expenditures around €0.8 billion and expect to limit acquisition and investment spending, while focusing on the organic growth of our business. Our anticipated capital expenditures are driven by the need to position us well to capture growth opportunities as well as to maintain quality levels and patient experience. Additionally, we plan accelerated capital expenditures in new production facilities as well as into R&D activities for a more globalized product portfolio.

Net cash provided by (used in) financing activities

In the first nine months of 2024, net cash used in financing activities was €1,604 M as compared to net cash used in financing activities of €1,113 M in the first nine months of 2023.

In the first nine months of 2024, cash was mainly used in the repayment of debt (including short and long-term debt, the accounts receivable securitization program as well as lease liabilities), payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from short and long-term debt.

In the first nine months of 2023, cash was mainly used in the repayment of lease liabilities (including lease liabilities from related parties), the repayment of short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), the payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including borrowings under our commercial paper program and short-term debt from related parties) and long-term debt.

For further information, see note 8 of the notes to the consolidated financial statements (unaudited) included in this report.

On May 22, 2024, we paid a dividend with respect to 2023 of €1.19 per share (for 2022 paid in 2023 €1.12 per share). The total dividend payment was €349 M as compared to €329 M in the prior year.

FRESENIUS MEDICAL CARE AG

Balance sheet structure

Total assets as of September 30, 2024 decreased to €32.5 billion as compared to €33.9 billion at December 31, 2023. Apart from a 1% negative impact resulting from foreign currency translation, total assets decreased to €32.9 billion primarily due to a decrease in assets classified as held for sale as a result of divestitures in connection with Legacy Portfolio Optimization, goodwill, property, plant and equipment and trade accounts and other receivables from unrelated parties.

Current assets as a percent of total assets decreased to 25% as of September 30, 2024 as compared to 26% at December 31, 2023, primarily as a result of a decrease in assets classified as held for sale as a result of divestitures in connection with Legacy Portfolio Optimization and a decrease in trade accounts and other receivables from unrelated parties, partially offset by a decrease in non-current assets primarily as a result of divestitures and asset held for sale classification in connection with Legacy Portfolio Optimization. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 45% at September 30, 2024 as compared to 44% at December 31, 2023, primarily driven by a decrease in debt. ROIC increased to 3.7% at September 30, 2024 as compared to 2.8% at December 31, 2023, primarily driven by an increase in operating income over the last twelve months, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold. ROIC excluding Legacy Portfolio Optimization costs was 4.4% at September 30, 2024. Goodwill, included in the item “Invested capital,” has a significant impact on the calculation of ROIC. The weighted average cost of capital (WACC), including weighted risk premiums for country risks, was 7.5%. For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 14 of the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG

Interim Financial Statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands (THOUS), except per share data

		For the three months		For the nine months
		ended September 30,		ended September 30,
	Note	2024	2023	2024	2023

Revenue:
Health care services	3a	3,722,574	3,927,369	11,192,976	11,468,728
Health care products	3a	1,037,588	1,008,868	3,058,146	2,997,003
		4,760,162	4,936,237	14,251,122	14,465,731

Costs of revenue:
Health care services		3,015,741	3,102,946	9,034,799	9,161,769
Health care products		598,337	604,294	1,730,099	1,728,612
		3,614,078	3,707,240	10,764,898	10,890,381

Operating (income) expenses:
Selling, general and administrative	3b	756,146	793,790	2,303,256	2,351,179
Research and development	3c	40,047	53,041	133,433	165,985
Income from equity method investees	13	(41,248)	(22,635)	(102,730)	(98,419)
Other operating income	3d	(191,066)	(64,612)	(532,494)	(257,913)
Other operating expense	3d	119,509	145,185	551,261	472,726
Operating income		462,696	324,228	1,133,498	941,792

Other (income) expense:
Interest income		(16,934)	(25,140)	(50,342)	(61,351)
Interest expense		99,104	113,857	306,030	313,183
Income before income taxes		380,526	235,511	877,810	689,960
Income tax expense		116,534	88,450	255,058	214,100
Net income		263,992	147,061	622,752	475,860
Net income attributable to noncontrolling interests		50,965	62,710	151,738	164,788
Net income attributable to shareholders of FME AG		213,027	84,351	471,014	311,072
Basic earnings per share	3e	0.73	0.29	1.61	1.06
Diluted earnings per share	3e	0.73	0.29	1.61	1.06

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023

Net income	263,992	147,061	622,752	475,860
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
FVOCI equity investments	—	—	(4,273)	13,647
Actuarial gain (loss) on defined benefit pension plans	(31,671)	48,267	17,547	32,475
Income tax (expense) benefit related to components of other comprehensive income not reclassified	9,656	(14,445)	(4,694)	(9,537)
	(22,015)	33,822	8,580	36,585
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(560,649)	367,067	(194,220)	(57,236)
FVOCI debt securities	9,544	(6,809)	7,334	(3,523)
Gain (loss) related to cash flow hedges	9,364	(9,901)	2,152	(6,657)
Cost of hedging	(1,509)	(249)	519	28
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	(2,715)	4,441	(1,338)	2,797
	(545,965)	354,549	(185,553)	(64,591)

Other comprehensive income (loss), net of tax	(567,980)	388,371	(176,973)	(28,006)
Total comprehensive income (loss)	(303,988)	535,432	445,779	447,854

Comprehensive income attributable to noncontrolling interests	504	95,667	137,574	172,444
Comprehensive income (loss) attributable to shareholders of FME AG	(304,492)	439,765	308,205	275,410

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € THOUS, except share data

	Note	September 30, 2024	December 31, 2023

Assets
Cash and cash equivalents		1,370,890	1,403,492
Trade accounts and other receivables from unrelated parties		3,243,980	3,471,213
Accounts receivable from related parties	4	34,752	165,299
Inventories	6	2,099,677	2,179,175
Other current assets		775,904	730,460
Other current financial assets		335,930	244,172
Assets held for sale	2	229,459	507,600
Total current assets		8,090,592	8,701,411

Property, plant and equipment		3,514,961	3,782,780
Right-of-use assets		3,462,255	3,671,241
Intangible assets		1,307,990	1,362,327
Goodwill		14,227,152	14,650,008
Deferred taxes		294,306	283,953
Investment in equity method investees	13	690,794	642,928
Other non-current assets		138,152	223,576
Other non-current financial assets		784,599	611,584
Total non-current assets		24,420,209	25,228,397
Total assets		32,510,801	33,929,808

Liabilities
Accounts payable to unrelated parties		771,663	762,068
Accounts payable to related parties	4	96,579	123,081
Current provisions and other current liabilities		1,546,258	1,617,434
Other current financial liabilities		1,594,658	1,675,556
Short-term debt from unrelated parties	7	103,925	456,904
Current portion of long-term debt	8	942,868	487,699
Current portion of lease liabilities from unrelated parties		573,730	593,033
Current portion of lease liabilities from related parties	4	24,789	23,926
Income tax liabilities		179,550	191,265
Liabilities directly associated with assets held for sale	2	55,029	180,624
Total current liabilities		5,889,049	6,111,590

Long-term debt, less current portion	8	6,234,448	6,959,863
Lease liabilities from unrelated parties, less current portion		3,229,537	3,419,338
Lease liabilities from related parties, less current portion	4	94,287	109,649
Non-current provisions and other non-current liabilities		351,725	332,813
Other non-current financial liabilities		564,223	715,660
Pension liabilities		664,050	664,327
Income tax liabilities		44,959	39,747
Deferred taxes		647,580	750,286
Total non-current liabilities		11,830,809	12,991,683
Total liabilities		17,719,858	19,103,273

Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,413,449 issued and outstanding as of September 30, 2024 (December 31, 2023: 293,413,449)		293,413	293,413
Additional paid-in capital		3,377,048	3,380,331
Retained earnings		11,089,992	10,921,686
Accumulated other comprehensive income (loss)		(1,137,978)	(975,169)
Total FME AG shareholders' equity		13,622,475	13,620,261
Noncontrolling interests		1,168,468	1,206,274
Total equity		14,790,943	14,826,535
Total liabilities and equity		32,510,801	33,929,808

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS

		For the nine months ended
		September 30,
	Note	2024	2023

Operating activities
Net income		622,752	475,860

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	13	1,265,256	1,326,037
Change in deferred taxes, net		(119,165)	(89,516)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(38,148)	(30,321)
Income from equity method investees	13	(102,730)	(98,419)
Interest expense, net		255,688	251,832
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(228,737)	(165,006)
Inventories		12,236	(55,633)
Other current and non-current assets		(111,148)	55,456
Accounts receivable from related parties		129,582	88,971
Accounts payable to related parties		(23,882)	(26,501)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		116,245	161,626
Income tax liabilities		332,798	380,120
Received dividends from investments in equity method investees		5,151	148,096
Paid interest		(276,771)	(285,019)
Received interest		48,740	59,079
Paid income taxes		(333,425)	(286,927)
Net cash provided by (used in) operating activities		1,554,442	1,909,735

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(458,668)	(434,318)
Acquisitions, net of cash acquired, investments and purchases of intangible assets		(18,509)	(21,085)
Investments in debt securities		(64,589)	(98,137)
Proceeds from sale of property, plant and equipment		6,504	4,728
Proceeds from divestitures, net of cash disposed		502,072	25,566
Proceeds from sale of debt securities		67,445	75,520
Net cash provided by (used in) investing activities		34,255	(447,726)

Financing activities
Proceeds from short-term debt from unrelated parties		182,287	367,783
Repayments of short-term debt from unrelated parties		(537,069)	(482,072)
Proceeds from short-term debt from related parties		—	10,204
Repayments of short-term debt from related parties		—	(11,204)
Proceeds from long-term debt		40,361	210,567
Repayments of long-term debt		(249,723)	(35,198)
Repayments of lease liabilities from unrelated parties		(484,526)	(527,693)
Repayments of lease liabilities from related parties		(18,666)	(19,196)
Increase (decrease) of accounts receivable facility		(22,995)	(92,311)
Dividends paid		(349,162)	(328,623)
Distributions to noncontrolling interests		(178,661)	(234,250)
Contributions from noncontrolling interests		14,039	29,118
Net cash provided by (used in) financing activities		(1,604,115)	(1,112,875)
Effect of exchange rate changes on cash and cash equivalents		(24,595)	(48,562)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(40,013)	300,572
Cash and cash equivalents at beginning of period		1,427,225	1,273,787
Cash and cash equivalents at end of period		1,387,212	1,574,359
Thereof: cash and cash equivalents within the disposal groups	2	16,322	21,106

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of shareholders’ equity

For the nine months ended September 30, 2024 and 2023 (unaudited)

Consolidated statements of shareholders’ equity

in € THOUS, except share data

		Ordinary shares				Accumulated other comprehensive income (loss)
				Additional		Foreign				Total FME AG	Non-
		Number of	No par	paid in	Retained	currency	Cash flow		Fair value	shareholders’	controlling
	Note	shares	value	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity

Balance at December 31, 2022		293,413,449	293,413	3,372,799	10,711,709	(207,210)	(627)	(155,526)	(25,105)	13,989,453	1,459,726	15,449,179
Proceeds from exercise of options and related tax effects		—	—	(1,190)	—	—	—	—	—	(1,190)	—	(1,190)
Dividends paid		—	—	—	(328,623)	—	—	—	—	(328,623)	—	(328,623)
Transactions with noncontrolling interests without loss of control		—	—	6,465	—	—	—	—	—	6,465	(11,903)	(5,438)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	(12,569)	(12,569)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(179,689)	(179,689)
Put option liabilities	12	—	—	—	65,044	—	—	—	—	65,044	—	65,044
Net Income		—	—	—	311,072	—	—	—	—	311,072	164,788	475,860
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	(63,607)	(274)	(811)	(200)	(64,892)	7,656	(57,236)
Cash flow hedges, net of related tax effects		—	—	—	—	—	(4,544)	—	—	(4,544)	—	(4,544)
Pensions, net of related tax effects		—	—	—	—	—	—	23,145	—	23,145	—	23,145
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	10,629	10,629	—	10,629
Comprehensive income		—	—	—	—	—	—	—	—	275,410	172,444	447,854
Balance at September 30, 2023		293,413,449	293,413	3,378,074	10,759,202	(270,817)	(5,445)	(133,192)	(14,676)	14,006,559	1,428,009	15,434,568
Balance at December 31, 2023		293,413,449	293,413	3,380,331	10,921,686	(765,581)	(4,585)	(192,490)	(12,513)	13,620,261	1,206,274	14,826,535
Dividends paid		—	—	—	(349,162)	—	—	—	—	(349,162)	—	(349,162)
Transactions with noncontrolling interests without loss of control		—	—	(3,283)	—	—	—	—	—	(3,283)	2,689	(594)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	(23,000)	(23,000)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(155,069)	(155,069)
Put option liabilities	12	—	—	—	46,454	—	—	—	—	46,454	—	46,454
Net Income		—	—	—	471,014	—	—	—	—	471,014	151,738	622,752
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	(130,855)	63	1,451	(50,715)	(180,056)	(14,164)	(194,220)
Cash flow hedges, net of related tax effects		—	—	—	—	—	2,517	—	—	2,517	—	2,517
Pensions, net of related tax effects		—	—	—	—	—	—	12,853	—	12,853	—	12,853
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	1,877	1,877	—	1,877
Comprehensive income		—	—	—	—	—	—	—	—	308,205	137,574	445,779
Balance at September 30, 2024		293,413,449	293,413	3,377,048	11,089,992	(896,436)	(2,005)	(178,186)	(61,351)	13,622,475	1,168,468	14,790,943

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG (FME AG or the Company) is a German stock corporation (Aktiengesellschaft — AG) registered with the commercial register of Hof (Saale) under HRB 6841, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany. The Company is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis and related services for individuals with renal diseases as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment as well as acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular specialty services as well as ambulatory surgery center services, physician nephrology practice management and ambulant treatment services.

In these unaudited notes, “FME AG,” the “Company” or the “Group” refers to Fresenius Medical Care AG or to Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management Board” refers to the members of the management board of the Company and “Supervisory Board” refers to the supervisory board of the Company. The term “Care Enablement” refers to the Company’s Care Enablement operating segment and the term “Care Delivery” refers to the Care Delivery operating segment. For further discussion of the Company’s operating and reportable segments, see note 13.

At an extraordinary general meeting (EGM) of the Company held on July 14, 2023, the shareholders of the Company approved a proposal to change the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into an AG (the Conversion). Upon effectiveness of the Conversion, which occurred upon registration of the Conversion with the competent commercial register on November 30, 2023, the Company’s former general partner exited the Company, Fresenius SE ceased to control (as defined by IFRS 10, Consolidated Financial Statements) the Company and the Company ceased to be a member of the Fresenius SE consolidated group. Fresenius SE continues to have significant influence over the Company.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards”, using the euro as the Company’s reporting and functional currency.

The interim financial report is prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and contains condensed financial statements, in that it includes selected explanatory notes rather than all of the notes that would be required in a complete set of financial statements. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the 2023 Form 20-F) in accordance with IAS 1, Presentation of Financial Statements.

The interim consolidated financial statements at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2023 Form 20-F. The preparation of interim consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such interim financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair statement of the results of the periods presented. All such adjustments are of a normal recurring nature.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

On February 21, 2024, one of the Company’s third-party service providers was subject to a cyber-attack leading to the shutdown of its systems. As this third party provided the Company with a range of financial clearinghouse services, the cyber-attack on its systems led to delays in claim processing impacting the Company’s consolidated financial statements, primarily affecting accounts receivable balances and cash flows. As this cyber-attack was pervasive within the health care industry, the U.S. Centers for Medicare & Medicaid Services (CMS) made certain advance payments to providers and suppliers experiencing claims disruptions related to the incident and the third party agreed to provide interest-free advance payments to the Company to mitigate the effect of the incident. As of September 30, 2024, the Company has returned substantially all of the CMS advanced payments and all of the third party interest-free advance payments. The remaining impact on the Company’s consolidated balance sheets and consolidated statements of cash flows is no longer material.

As noted in the Company’s 2023 Form 20-F within note 2 of the notes to the consolidated financial statements, significant judgments and sources of estimation are applied, particularly in relation to revenue recognition, trade accounts and other receivables from unrelated parties and expected credit losses. Upon the substantial resolution of the impacts of the third party cyber incident during the third quarter of 2024, the Company updated its methods, inputs and assumptions (including an assessment of consideration subject to constraint) used to estimate explicit and implicit price concessions. Changes to methods, inputs and assumptions related to the Company’s annual assessment of implicit price concessions in the U.S. Care Delivery segment are based on the best information available to the Company and did not result in a material change in the Company’s estimate of explicit and implicit price concessions.

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in its Lebanese and Turkish subsidiaries due to inflation in these countries. The table below details the date of initial application of IAS 29 and the specific inputs used to calculate the gain or loss on net monetary position on a country-specific basis for the nine months ended September 30, 2024. The ongoing re-translation effects of hyperinflationary accounting and its impact on comparative amounts are recorded in other comprehensive income (loss) within the Company’s interim consolidated financial statements. The subsequent gains or losses on net monetary position are recorded in other operating income and other operating expense, respectively, within the Company’s consolidated statements of income and within other current and non-current assets within the Company’s consolidated statements of cash flows.

Inputs for the calculation of (gains) losses on net monetary positions

	Lebanon	Turkiye
Date of IAS 29 initial application	December 31, 2020	June 30, 2022
Consumer price index	Central Administration of Statistics	Turkish Statistical Institute
Index at September 30, 2024	6,608.0	2,526.2
Calendar year increase	11%	36%
(Gain) loss on net monetary position in € THOUS	(63)	8,975

The effective tax rate of 30.6% and 29.1% for the three and nine months ended September 30, 2024, respectively (37.6% and 31.0% for the three and nine months ended September 30, 2023), is recognized on the basis of the best estimate made for the weighted average annual income tax rate expected for the full year and applied to income before income taxes reported in the interim financial statements. Due to the size of the Company’s revenue, it is within the scope of the Organisation for Economic Co-operation and Development’s Inclusive Framework on Base Erosion Profit Shifting (BEPS) Global Anti-Base Erosion Model Rules (GloBE): Global Minimum Taxation (Pillar Two) legislation. The legislation was enacted in Germany on December 15, 2023, the jurisdiction in which the Company resides, and became effective on January 1, 2024. The Company applies the exception not to recognize or disclose deferred taxes in connection with Pillar Two income taxes. Estimated income tax expenses related to Pillar Two income taxes are included within the income tax expense line item in the Company’s consolidated statements of income and do not have a material impact on the Company’s interim consolidated financial statements.

The results of operations for the three and nine months ended September 30, 2024 are not necessarily indicative of the results of operations for the year ending December 31, 2024.

Goodwill as of September 30, 2024 was €14,227,152 (December 31, 2023: €14,650,008), thereof €12,171,616 (December 31, 2023: €12,573,423) in Care Delivery and €2,055,536 (December 31, 2023: €2,076,585) in Care Enablement.

In the first nine months of 2024, the market capitalization of the Company increased by 1% to €11,205,460 at September 30, 2024 (December 31, 2023: €11,137,975) and remains below total FME AG shareholders’ equity, which remained relatively stable at €13,622,475 as of September 30, 2024 as compared to €13,620,261 as of December 31, 2023.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Due to the carrying amount of net assets exceeding the Company’s market capitalization, a continued higher level of interest rates and ongoing uncertainties in the macroeconomic environment, the Company reviewed the impacts on the impairment test, which was performed as of December 31, 2023. Additionally, in 2023, a study on glucagon-like peptide 1 (GLP-1) receptor agonists, regarding its effectiveness in treating CKD experienced by diabetic patients was terminated early as a result of the study having met certain prespecified clinical endpoints. The ability to delay CKD or ESRD progression and cardiovascular mortality improvements as a result of the use of these and other pharmaceuticals or treatment modalities could have an impact on our patient population in the future and was included as a consideration for our goodwill impairment test review.

The Company expanded the analysis in 2024 in connection with the annual goodwill impairment test as of October 1, 2023 as performed during the fourth quarter of 2023 and as described in note 2 a) of the consolidated financial statements contained in the 2023 Form 20-F. The Company’s analysis included projections regarding the potential impact of GLP-1 receptor agonists and was expanded to consider the potential impact of sodium-glucose cotransporter 2 (SGLT2) inhibitors on the CKD and ESRD populations, specifically in relation to cash flow projections and goodwill sensitivity assessments. In the Company’s analysis of the population impact model (a computational tool to predict the size and age distribution of future patient populations with kidney disease for the coming decade, based on various public-health scenarios), the sensitivity bands of the various scenarios of GLP-1 receptor agonist and SGLT2 inhibitor utilization in the CKD population suggest a trend towards a slight increase in the total CKD population and a slight reduction in ESRD population that remains materially consistent with the patient population forecasts which do not include the utilization of these drugs.

During the third quarter of 2024, the Company compared the carrying amounts of its group of CGUs, Care Delivery and Care Enablement, to the respective group of CGU’s value in use, using the free cash flows of the group of CGUs considered in the impairment test as of December 31, 2023, and updated its free cash flow projections using the results of the latest available assessments. Cash flow projections were updated to reflect the impacts of divestitures and the classification of certain entities as held for sale during the first nine months of 2024 as disclosed in note 2 as well as the status of current initiatives, without considering any growth and improvement from initiatives related to the transformation of the Company’s operating structure and steps to achieve cost savings (FME25 Program) which have not yet commenced as of September 30, 2024.

The following table shows the key assumptions of value-in-use calculations, which are presented based upon the goodwill impairment tests performed as of September 30, 2024 and December 31, 2023.

Key assumptions

in %

	Care Delivery		Care Enablement
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Average revenue growth in ten year projection period	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit
Average operating income growth in ten year projection period	high-single-digit	high-single-digit	low-double-digit	low-double-digit
Residual value growth	1.00	1.00	1.00	1.00
Pre-tax WACC	9.91	10.53	8.99	8.41
After-tax WACC	7.64	8.09	7.28	6.54

For a detailed description of the impairment test procedure, see notes 1 g) and 2 a) of the consolidated financial statements contained in the 2023 Form 20-F. As of September 30, 2024, the impairment test procedure was performed on our operating segments (Care Delivery and Care Enablement). The assessment did not result in any indication of impairment as of September 30, 2024. Management continues to monitor the situation.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

As of September 30, 2024, the recoverable amount of the Care Delivery group of CGUs exceeded the carrying amount by €5,702,457 (December 31, 2023: €4,740,257). For the Care Enablement group of CGUs, the recoverable amount exceeded the carrying amount by €4,216,681 (December 31, 2023: €3,285,391). The following table shows the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Sensitivity analysis(1)

Change in percentage points

	Care Delivery		Care Enablement
	September 30,	December 31,	September 30,	December 31,
	2024	2023	2024	2023
Pre-tax WACC	2.36	2.10	2.74	2.27
After-tax WACC	1.77	1.60	2.03	1.66
Residual value growth	(7.72)	(7.26)	(6.95)	(5.57)
Operating income margin of each projection year	(2.43)	(2.35)	(3.61)	(3.02)

(1)	The sensitivity analysis is based upon the goodwill impairment tests performed as of September 30, 2024 and December 31, 2023.

On November 5, 2024, the Management Board authorized the issuance of the Company’s interim consolidated financial statements (unaudited).

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its interim consolidated financial statements at and for the nine months ended September 30, 2024 in conformity with IFRS Accounting Standards that have to be applied for the interim periods starting on or after January 1, 2024. In the nine months ended September 30, 2024, there were no recently implemented accounting pronouncements that materially affect the business.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standard which is relevant for the Company:

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18). IFRS 18 aims to improve how information is communicated in financial statements to give investors a more comparable basis to analyze companies’ performance. The standard introduces three sets of new requirements: new categories and subtotals in the consolidated statements of income, disclosure regarding management-defined performance measures and guidance related to the aggregation and disaggregation of certain information. The consolidated statements of income will be split into three newly defined categories (operating, investing and financing) and will include two newly defined subtotals (operating profit and profit before financing and income taxes). Management-defined performance measures are subtotals of income and expense used in public communication outside the financial statements and communicate management’s view of certain aspects of a company’s performance. Such measures are required to be described in a clear and understandable manner in a single note explaining how the measure is calculated, why it is useful, providing a reconciliation to the most directly comparable subtotal noted above, the income tax and the effect on non-controlling interest for each item disclosed in the reconciliation and how the income tax effect was determined. Lastly, companies must disaggregate items if such information is material and avoid using the label “other” in financial statements. Certain additional details for depreciation and amortization, impairment and other expense classifications may be required. IFRS 18 is effective for fiscal periods commencing on or after January 1, 2027. Earlier adoption is permitted. The standard is expected to impact the Company’s presentation of items within the consolidated financial statements and its notes disclosures once implemented, though the standard is not expected to change how the Company recognizes or measures items in its consolidated financial statements.

Disclosure of Revenues and Expenses for Reportable Segments under IFRS 8, Operating Segments (International Financial Reporting Interpretations Committee Agenda Decision)

In July 2024, the International Financial Reporting Interpretations Committee issued an agenda decision on the disclosure of revenues and expenses for reportable segments under IFRS 8, Operating Segments. Under IFRS 8, companies are required to disclose certain specified income and expense items if such items are included within the segment profit measure that is provided to the chief operating decision maker, regardless of whether such items are provided to the chief operating decision maker separately. The agenda decision further clarifies that additional material items of income and expense included within a measure of segment profit reported to the chief operating decision maker may also need to be disclosed, based on management judgment. The Company is currently evaluating whether the International Financial Reporting Interpretations Committee decision has an impact on segment reporting to date.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2.    Disposal groups classified as held for sale

As of September 30, 2024, the Company’s management committed to a plan to sell its renal dialysis clinic facilities and/or networks in Brazil and Colombia in connection with its Legacy Portfolio Optimization program (as defined below). Each business is currently included in the Company’s Care Delivery segment.

Transactions which remain open as of the date of this report are subject to regulatory approvals or certain other closing conditions, but are expected to be completed within a year from the date of classification as assets held for sale. Immediately before the classification of these disposals as held for sale, an impairment loss was recognized for the agreed-upon divestitures and is included in other operating expenses in the consolidated statements of income (see note 3 for further details). The carrying amounts of the disposal groups for the proposed divestiture of facilities in Brazil and Colombia are recognized at their fair value less costs to sell. The portion of the non-recurring fair value measurement attributable to the Company and its shareholders of €153,266 for these transactions is categorized as level 3 of the fair value hierarchy using the preliminary purchase price.

As of September 30, 2024 and December 31, 2023, the following assets and liabilities were classified as held for sale:

Assets and liabilities of disposal groups classified as held for sale in € THOUS

	September 30, 2024	December 31, 2023
Cash and cash equivalents	16,322	23,733
Trade accounts and other receivables from unrelated parties	68,570	27,535
Property, plant and equipment	24,255	42,710
Right-of-use assets	10,703	114,602
Goodwill(1)	89,613	274,543
Other	19,996	24,477
Assets held for sale	229,459	507,600

Accounts payable to unrelated parties	7,820	12,880
Lease liabilities	10,407	128,653
Provisions and other liabilities	36,802	39,091
Liability directly associated with assets held for sale	55,029	180,624

(1)Goodwill was allocated to the disposal groups on a relative fair value basis.

As of September 30, 2024, the accumulated foreign currency translation losses recognized in other comprehensive income related to the disposal groups amounted to €68,391.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

3.    Notes to the consolidated statements of income

a)    Revenue

The Company has adjusted the prior year financial information below in order to include additional contracts identified during the course of the year ended December 31, 2023 which were subject to certain disclosures in accordance with IFRS 17.

The Company has recognized the following revenue in the consolidated statements of income for the three and nine months ended September 30, 2024 and 2023:

Revenue

in € THOUS

	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total

	For the three months ended September 30, 2024
Health care services	3,292,628	429,946	—	3,722,574
Health care products	1,021,882	—	15,706	1,037,588
Total	4,314,510	429,946	15,706	4,760,162

	For the three months ended September 30, 2023
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Health care services	3,570,987	356,382	—	3,927,369
Health care products	988,559	—	20,309	1,008,868
Total	4,559,546	356,382	20,309	4,936,237

	For the nine months ended September 30, 2024
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Health care services	9,986,979	1,205,997	—	11,192,976
Health care products	3,000,649	—	57,497	3,058,146
Total	12,987,628	1,205,997	57,497	14,251,122

	For the nine months ended September 30, 2023
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Health care services	10,541,719	927,009	—	11,468,728
Health care products	2,952,592	—	44,411	2,997,003
Total	13,494,311	927,009	44,411	14,465,731

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following table contains a disaggregation of revenue by categories for the three and nine months ended September 30, 2024 and 2023:

Disaggregation of revenue by categories

in € THOUS

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Care Delivery
US	3,180,368	3,221,467	9,439,442	9,344,057
International	590,070	752,801	1,890,450	2,258,300
Total(1)	3,770,438	3,974,268	11,329,892	11,602,357

Care Enablement
Total (including inter-segment revenues)(1)	1,359,407	1,330,023	4,019,835	3,965,292
Inter-segment eliminations	(369,683)	(368,054)	(1,098,605)	(1,101,918)
Total Care Enablement revenue external customers	989,724	961,969	2,921,230	2,863,374
Total	4,760,162	4,936,237	14,251,122	14,465,731

(1)	For further information on segment revenues, see note 13.

b)    Selling, general and administrative expense

Selling, general and administrative expense recorded in the consolidated statements of income comprises both distribution costs as well as general and administrative expense. Distribution costs are generated in the selling, marketing and warehousing functions of the Company which are not attributable to production or research and development (R&D). General and administrative expense is generated in the administrative function of the Company’s business and is not attributable to selling, production or R&D.

The following table discloses the distribution costs as well as general and administrative expense recorded by the Company for the three and nine month period ended September 30, 2024 and 2023:

Selling, general and administrative expense

in € THOUS

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Distribution costs	200,325	202,256	581,861	605,086
General and administrative expense	555,821	591,534	1,721,395	1,746,093
Selling, general and administrative expense	756,146	793,790	2,303,256	2,351,179

c)    Research and development expenses

Research and development expenses of €133,433 for the nine months ended September 30, 2024 (for the nine months ended September 30, 2023: €165,985) included research and non-capitalizable development costs.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d)    Other operating income and expense

The following table contains reconciliations of the amounts included in other operating income and expense for the three and nine months ended September 30, 2024 and 2023:

Other operating income

in € THOUS

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Foreign exchange gains	61,274	42,756	180,984	168,737
Gains on right-of-use assets, from the sale of fixed assets, clinics and investments	14,131	638	20,952	26,212
Revaluation of certain investments	18,107	1,382	79,190	16,350
Income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies	62,369	—	62,369	—
Income from strategic transactions and programs	16,079	—	103,576	—
Other	19,106	19,836	85,423	46,614
Other operating income	191,066	64,612	532,494	257,913

Other operating expense

in € THOUS

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Foreign exchange losses	74,248	39,691	209,471	194,105
Losses on right-of-use assets, from the sale of fixed assets, clinics and investments	5,881	1,479	8,951	20,148
Expenses from strategic transactions and programs	3,897	66,460	266,327	181,913
Other	35,483	37,555	66,512	76,560
Other operating expense	119,509	145,185	551,261	472,726

Included within the “income from strategic transactions and programs” line item in other operating income are the gains from divestitures of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below, and the FME25 Program. The amount presented for the three months ended September 30, 2024 primarily relates to the revaluation of certain assets held for sale and the divestiture of certain clinics as part of Legacy Portfolio Optimization. The amount presented for the nine months ended September 30, 2024 primarily relates to the divestiture of Cura Day Hospitals Group in Australia as part of Legacy Portfolio Optimization.

Included within the “expenses from strategic transactions and programs” line item in other operating expense are the proposed divestitures (including associated impairment losses) of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below, and the FME25 Program. For further information on the proposed divestitures and associated impairment losses, see note 2. Consistent with the Company’s policy to present impairment losses within other operating expense, such costs related to cost of revenues, selling, general and administrative expense or research and development expenses are included within other operating expense. “Expenses from strategic transactions and programs” primarily consist of:

●	strategic divestiture program expenses identified during the review of the Company’s business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain research and development programs to enable more focused capital allocation towards areas in the Company’s core business that are expected to have higher profitable growth, which included the proposed divestitures identified in note 2, above, the cessation of a dialysis cycler development program and the divestiture of the Company’s service businesses in Chile, Ecuador, Sub-Saharan Africa, Turkiye, Guatemala, Curacao, Peru and the Cura Day Hospitals Group in Australia (Legacy Portfolio Optimization) including related reclassification adjustments of foreign currency translation amounts previously classified within other comprehensive income in the amount of (€14) and €96,962 for the three and nine months ended September 30, 2024 (for the three and nine months ended September 30, 2023, there were no reclassification adjustments);
●	certain impairment losses in connection with the FME25 Program; and
●	certain costs associated with the Conversion, primarily related to the requisite relabeling of its products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs).

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Expenses from strategic transactions and programs comprised the following for the three and nine months ended September 30, 2024 and 2023:

Expenses from strategic transactions and programs

in € THOUS

	For the three months ended		For the nine months
	September 30,		ended September 30,
	2024	2023	2024	2023
Derecognition of capitalized development costs and termination costs(1)	—	11	—	58,298
Legacy Portfolio Optimization	—	11	—	58,298
Impairment of intangible and tangible assets(2)	897	5,842	3,361	43,290
Legacy Portfolio Optimization	—	(167)	—	34,883
FME25 Program	897	6,009	3,361	8,407
Impairment resulting from the measurement of assets held for sale	(2,340)	52,473	117,837	64,365
Legacy Portfolio Optimization	(2,340)	52,473	117,837	52,473
FME25 Program	—	—	—	11,892
Loss from the sale of business	2,808	—	111,855	—
Legacy Portfolio Optimization	2,808	—	111,855	—
Other(3)	2,532	8,134	33,274	15,960
Legacy Portfolio Optimization	577	1,775	28,050	2,899
Legal Form Conversion Costs	1,955	6,359	5,224	13,061
Expenses from strategic transactions and programs	3,897	66,460	266,327	181,913

(1)	Primarily R&D expense.
(2)	For the three and nine months ended September 30, 2024 and 2023, the amounts relate primarily to cost of revenues and R&D expense, respectively.
(3)	For the three and nine months ended September 30, 2024 and 2023, the amounts relate primarily to selling, general and administrative expense.

For more information on the disposal groups classified as held for sale, see note 2.

e)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2024 and 2023:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Numerator:
Net income attributable to shareholders of FME AG	213,027	84,351	471,014	311,072

Denominators:
Weighted average number of shares outstanding	293,413,449	293,413,449	293,413,449	293,413,449
Potentially dilutive shares	—	—	—	—

Basic earnings per share	0.73	0.29	1.61	1.06
Diluted earnings per share	0.73	0.29	1.61	1.06

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

4.    Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at September 30, 2024. Under the Company’s Articles of Association, Fresenius SE has the right to appoint two of the six shareholder representatives to the Company’s Supervisory Board. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements with certain equity-method investees as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below.

a)    Service agreements and products

Prior to the Conversion, the Company was party to service agreements with Fresenius SE and certain of its affiliates (collectively, Fresenius SE Companies) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally had a duration of 1 to 5 years and were renegotiated on an as needed basis when the respective agreement expired.

In connection with and subsequent to the Conversion, the Company entered into transition service agreements with Fresenius SE Companies to receive services, including, but not limited to: administrative and facility management services, employee benefit administration, insurance brokerage, information technology, intellectual property and certain treasury services. These related party agreements have generally been entered into for transitional periods of several months up to 2 years (in some cases with extension options). Additionally, the Company also entered into various service agreements with Fresenius SE Companies to provide services, including, but not limited to, fixed asset accounting services and IT and communications-related services for up to a year.

The Company provides administrative services to one of its equity method investees. The Company also sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In connection with, and subsequent to, the Conversion, the Company entered into a limited amount of shared procurement contracts with Fresenius SE Companies for the purchase of products from third parties.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the nine months ended		For the nine months ended
	September 30, 2024		September 30, 2023		September 30, 2024		December 31, 2023
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	61	16,217	108	28,405	131	279	10	1,778
Fresenius SE affiliates	627	59,813	2,882	52,224	302	4,432	589	14,299
Equity method investees	5,025	—	5,694	50	17,984	—	51,442	—
Total	5,713	76,030	8,684	80,679	18,417	4,711	52,041	16,077

Products
Fresenius SE affiliates(2)	49,880	16,303	53,689	18,206	16,335	5,159	23,535	9,585
Equity method investees	—	290,892	—	337,677	—	63,036	—	67,403
Total	49,880	307,195	53,689	355,883	16,335	68,195	23,535	76,988

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €23,504 and €5,172 at September 30, 2024 and December 31, 2023, respectively.
(2)	Purchases of goods related to Fresenius SE affiliates for the nine months ended September 30, 2023 in the amount of (€13,266) were adjusted to correct for an error in presentation. The adjustment does not have an impact on the Company’s consolidated statements of income for the periods presented.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2032.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	For the nine months ended September 30, 2024			For the nine months ended September 30, 2023			September 30, 2024		December 31, 2023
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	4,943	237	70	6,150	1,004	293	24,646	27,090	29,214	29,017
Fresenius SE affiliates	13,811	1,460	—	13,361	1,055	—	91,581	91,986	102,029	104,558
Total	18,754	1,697	70	19,511	2,059	293	116,227	119,076	131,243	133,575

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

As of September 30, 2024 and December 31, 2023, the Company had outstanding accounts payable related to a cash pooling program with certain equity-method investees in the amount of €23,673 and €26,875, respectively. The interest rates for these cash management arrangements were set on a daily basis and were based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

d)    Key management personnel

Due to the Company’s previous legal form of a German partnership limited by shares until the effectiveness of the Conversion, Fresenius Medical Care Management AG (Management AG), the Company’s former general partner (General Partner), held a key management position within the Company. In addition, as key management personnel, members of the management board and supervisory board of Management AG, as well as their close relatives, were considered related parties. Upon effectiveness of the Conversion, the General Partner exited the Company and is no longer entitled to reimbursement of the remuneration of its board members (other than outstanding amounts, if any, for service prior to the effective date of the Conversion as set forth below). The members of the Supervisory Board and the newly established Management Board, as key management personnel, as well as their close relatives, are considered related parties of the Company. Also upon effectiveness of the Conversion, the existing service agreements between the General Partner and the members of the management board of Management AG were transferred to FME AG. The Company has also entered into service agreements with new members of the Management Board who joined the Company subsequent to the Conversion. The long-term incentive plans of Management AG applying to the former members of the management board of Management AG established before the Conversion were adopted by the Supervisory Board as compensation plans of the Company. For further information regarding the Conversion, see note 1.

Prior to the Conversion, the Company’s Articles of Association provided that the General Partner shall be reimbursed for any and all expenses in connection with the management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the management board of Management AG. The aggregate amount reimbursed to the General Partner was €23,574 for its management services during the nine months ended September 30, 2023. As of September 30, 2024, the Company did not have accounts receivable from or accounts payable to the General Partner. As of December 31, 2023, the Company had accounts receivable from the General Partner in the amount of €89,723 and accounts payable to the General Partner in the amount of €3,141.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

5.    Insurance contracts

The following tables provide reconciliations of the Company’s portfolios of insurance and reinsurance contracts, showing the change in insurance and reinsurance contract receivables (liabilities) as of September 30, 2024 and December 31, 2023. As of September 30, 2024, these receivables (liabilities) are recognized in the consolidated balance sheet within trade accounts and other receivables from unrelated parties (accounts payable to unrelated parties) which were previously presented on a net basis within trade accounts and other receivables from unrelated parties as of December 31, 2023.

Reinsurance contract receivables and liabilities

in € THOUS

	2024			2023
	Present	Risk		Present	Risk
	value of	adjustment		value of	adjustment
	future cash	for non-		future cash	for non-
	flows	financial risk	Total	flows	financial risk	Total
Reinsurance contract receivables (liabilities) at the beginning of the period	53,137	(931)	52,206	23,925	(1,801)	22,124
Incurred claims and other directly attributable expenses	(223,898)	206	(223,692)	(166,161)	825	(165,336)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC(1)	(40,438)	—	(40,438)	1,544	—	1,544
Claims and other directly attributable expenses paid	(362,548)	—	(362,548)	(387,949)	—	(387,949)
Premium revenue	600,813	—	600,813	583,269	—	583,269
Foreign currency translation and other changes	62	6	68	(1,491)	45	(1,446)
Reinsurance contract receivables (liabilities) at the end of the period	27,128	(719)	26,409	53,137	(931)	52,206

(1)	Changes that relate to past service include premium revenue for past performance years of (€4,987) and €9,038 as of September 30, 2024 and December 31, 2023, respectively.

Insurance contract receivables and liabilities

in € THOUS

	2024			2023
	Present	Risk		Present	Risk
	value of	adjustment		value of	adjustment
	future cash	for non-		future cash	for non-
	flows	financial risk	Total	flows	financial risk	Total
Insurance contract receivables (liabilities) at the beginning of the period	27,389	(553)	26,836	20,669	(254)	20,415
Incurred claims and other directly attributable expenses	(225,237)	45	(225,192)	(208,884)	(314)	(209,198)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC(1)	3,121	—	3,121	(2,666)	—	(2,666)
Claims and other directly attributable expenses paid	(378,459)	—	(378,459)	(423,377)	—	(423,377)
Premium revenue	611,974	—	611,974	642,529	—	642,529
Foreign currency translation and other changes	(686)	6	(680)	(882)	15	(867)
Insurance contract receivables (liabilities) at the end of the period	38,102	(502)	37,600	27,389	(553)	26,836

(1)	Changes that relate to past service include a reduction in premium revenue for past performance years of €1,804 and €7,696 as of September 30, 2024 and December 31, 2023, respectively.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

6.   Inventories

At September 30, 2024 and December 31, 2023, inventories consisted of the following:

Inventories

in € THOUS

	September 30,	December 31,
	2024	2023

Finished goods	1,211,228	1,232,702
Health care supplies	404,191	451,316
Raw materials and purchased components	349,293	361,804
Work in process	134,965	133,353
Inventories	2,099,677	2,179,175

7.    Short-term debt

At September 30, 2024 and December 31, 2023, short-term debt consisted of the following:

Short-term debt

in € THOUS

	September 30,	December 31,
	2024	2023

Commercial paper program	99,749	399,078
Borrowings under lines of credit	4,013	57,754
Other	163	72
Short-term debt	103,925	456,904

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2024 and December 31, 2023, cash and borrowings under lines of credit in the amount of €251,613 and €126,836, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of September 30, 2024 was €1,622,503 (December 31, 2023: €1,530,328) and short-term debt from unrelated parties was €355,538 (December 31, 2023: €583,740).

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. At September 30, 2024, the outstanding commercial paper amounted to €100,000 (December 31, 2023: €400,000).

8.    Long-term debt

As of September 30, 2024 and December 31, 2023, long-term debt consisted of the following:

Long-term debt

in € THOUS

	September 30,	December 31,
	2024	2023

Schuldschein loans	225,964	228,759
Bonds	6,648,399	6,676,465
Accounts Receivable Facility	—	22,857
Other	302,953	519,481
Long-term debt	7,177,316	7,447,562
Less current portion	(942,868)	(487,699)
Long-term debt, less current portion	6,234,448	6,959,863

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Accounts Receivable Facility

The Company maintained an accounts receivable securitization program (Accounts Receivable Facility) with a maximum capacity of $900,000 (€768,049 at the date of execution) and an ending term date of August 11, 2024. On May 31, 2024, the Company voluntarily terminated the Accounts Receivable Facility.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at September 30, 2024 and December 31, 2023:

Accounts Receivable Facility - maximum amount available and balance outstanding in THOUS

	Maximum amount available		Balance outstanding
	September 30, 2024		September 30, 2024

Accounts Receivable Facility	$—	€—	$—	€—

	Maximum amount available(1)		Balance outstanding(2)
	December 31, 2023		December 31, 2023

Accounts Receivable Facility	$900,000	€814,482	$25,000	€22,624

(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $28,332 (€25,640) at December 31, 2023. These letters of credit are not included above as part of the balance outstanding at December 31, 2023. However, the letters reduced available borrowings under the Accounts Receivable Facility.

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) in July 2021, which serves as a back-up line for general corporate purposes and was undrawn as of September 30, 2024. On June 2, 2023, the Syndicated Credit Facility was extended an additional year until July 1, 2028, with a maximum available borrowing amount of €1,959,184 in the last year.

9.    Capital management

As of September 30, 2024 and December 31, 2023 total equity in percent of total assets was 45.5% and 43.7%, respectively, and debt and lease liabilities (including amounts directly associated with assets held for sale) in percent of total assets was 34.5% and 35.9%, respectively.

The Company’s financing structure and business model are reflected in its credit ratings. The Company is rated investment grade by Standard & Poor’s, Moody’s and Fitch. On May 17 2024, Moody’s affirmed the Baa3 corporate credit rating and changed the outlook from negative to stable.Standard and Poor’s and Fitch affirmed the BBB- corporate credit rating and changed the outlook from negative to stable on May 23, 2024 and August 2, 2024, respectively.

The Company’s current corporate credit ratings and outlooks from the credit rating agencies are provided in the table below:

Rating (1)

	Standard & Poor´s	Moody´s	Fitch

Corporate credit rating	BBB-	Baa3	BBB-
Outlook	stable	stable	stable

(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

10.    Share-based plans

With effect from January 1, 2024, the Fresenius Medical Care Management Board Long-Term Incentive Plan 2024+ (MB LTIP 2024+) was introduced as a new long-term incentive compensation plan for members of the Management Board. For members of the management boards of affiliated companies and managerial staff members, the Management Board resolved on the introduction of the Fresenius Medical Care Long-Term Incentive Plan 2024+ (LTIP 2024+), also with effect from January 1, 2024. The MB LTIP 2024+ succeeds the Fresenius Medical Care Long Term Incentive Plan 2020 (MB LTIP 2020) and the LTIP 2024+ succeeds the Fresenius Medical Care Long-Term Incentive Plan 2022+ (LTIP 2022+), under which allocations are no longer made since January 1, 2024. These multi-year compensation plans shall ensure continuous incentivization based on the long-term sustainable success of the Company.

The MB LTIP 2024+ and the LTIP 2024+ are variable compensation plans with long-term incentive effects. Participants of the MB LTIP 2024+ and of the LTIP 2024+ can be allocated so-called performance shares. Performance shares are compensation instruments which may entitle plan participants to receive a cash payment based on the achievement of pre-defined performance targets (further defined below) as well as the Company’s share price development throughout the respective vesting period (Performance Shares). For allocations under the MB LTIP 2024+ which have not yet been effected, the Supervisory Board may instead determine to settle in Fresenius Medical Care AG shares prior to each allocation.

For members of the Management Board, the respective allocation value is determined by the Supervisory Board. For members of the management boards of affiliated companies and managerial staff members, the respective allocation value is determined by the Management Board. The allocation value is determined in the currency in which the respective participant receives his or her base salary at the time of the allocation. Allocation values not denominated in euros are converted by using a fixed foreign exchange rate. In order to determine the number of Performance Shares that each plan participant receives, the allocation value is divided by the value per Performance Share at the time of the allocation, which in turn is determined based on the Company’s average share price over a period of thirty calendar days prior to the respective allocation date and assuming a 100% target achievement for the performance target total shareholder return (TSR) compared to competitors (Relative TSR) which is described below. The number of allocated Performance Shares may change over the performance period, which commenced on January 1, 2024 and ends on December 31, 2026 for all allocations in fiscal year 2024, depending on the degree of achievement of the performance targets.

For allocations in fiscal year 2024, the performance targets are as follows: (i) return on invested capital (ROIC), (ii) Relative TSR and (iii) sustainability measured by the reduction of emissions in CO2 equivalents (CO2e Reduction). The CO2e Reduction reflects the Company’s expressed goal to reduce Scope-1 and Scope-2 emissions by 50% by 2030 compared to 2020 and to achieve climate neutrality by 2040. For all three performance targets, target achievement corridors which will be used for the calculation of the respective target achievements were defined. These corridors were defined by the Supervisory Board for the MB LTIP 2024+ and by the Management Board for the LTIP 2024+. The corridors are identical for both plans.

For allocations in fiscal year 2024, the profitability target ROIC has a weight of 40% within the calculation of the degree of the overall target achievement and is based on the Company’s consolidated, reported and audited financial statements determined in accordance with IFRS and in line with the respective plan conditions. The ROIC target achievement level is determined based on the average of the three annual ROIC figures during the performance period.

For allocations in fiscal year 2024, the performance target Relative TSR is measured on the basis of the TSR compared to European and U.S. peer groups. The target achievement for this performance target is determined using the percentile ranking method. For this purpose, the TSR values of the peer companies within the respective comparison groups over the performance period are ranked and the relative positioning of the Company within the respective comparison group is determined on the basis of the percentile achieved. The performance target Relative TSR is weighted with 40% within the calculation of the degree of overall target achievement.

For allocations in fiscal year 2024, the achievement of the sustainability performance target CO2e Reduction is based on the Non-financial Group Reports (or any successor corporate sustainability reports), such reports being reviewed by an independent auditor, and is measured by the reduction of emissions in CO2 equivalents in comparison to the base year 2020. This reduction is expressed in percent. The sustainability performance target has a weight of 20% within the calculation of the degree of overall target achievement. The applicable target achievement of the sustainability target is calculated based on the average annual achievement in CO2e Reductions. For this purpose, each annual target achievement is weighted equally (1/3 each).

The number of Performance Shares allocated at the beginning of the performance period to the plan participants is multiplied with the degree of overall target achievement to determine the final number of Performance Shares.

Under the MB LTIP 2024+, the final number of Performance Shares generally vests four years after the allocation date. Several payout conditions, such as the continuation of the service relationship (with exceptions, e.g., in the event of occupational disability or retirement), apply. The number of vested Performance Shares is multiplied by the average share price of the Company during a period of 30 days prior to the end of the vesting period. The resulting amount is capped at 400% of the respective allocation value and will be paid out as cash compensation or settled in shares of the Company.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Under the LTIP 2024+, the final number of Performance Shares generally vests three years after the allocation date. Several payout conditions, such as the continuation of the employment or service relationship (with exceptions, e.g., in the event of occupational disability or retirement), apply. The number of vested Performance Shares is multiplied by the average share price of the Company during a period of 30 days prior to the end of the vesting period. The resulting amount is capped at 400% of the respective allocation value and will be paid out as cash compensation.

The first allocation under the MB LTIP 2024+ was made during the second quarter of 2024 to the members of the Management Board and, during the third quarter of 2024 to a former member of the Management Board, retroactively as of March 1, 2024. An additional allocation was made as of June 1, 2024, when a new member joined the Management Board. For both allocations, the performance period commenced on January 1, 2024 and ends on December 31, 2026. Under the MB LTIP 2024+, 304,043 Performance Shares with a total fair value of €5,790 were allocated (thereof 266,497 Performance Shares with a total Fair Value of €5,100 to the members of the Management Board). This amount will be amortized over the vesting period, and will be revalued if the fair value changes. The weighted average fair value per Performance Share at the allocation date was €19.04 reflecting all market conditions such as the current target achievement for the Relative TSR target at the respective allocation date. For both allocations, the Supervisory Board decided to settle in cash. As such, the Company accounts for these allocations as a cash-settled share-based payment transaction.

The first allocation under the LTIP 2024+ was made as of July 29, 2024. The performance period commenced on January 1, 2024 and ends on December 31, 2026. Under the LTIP 2024+, 1,805,202 Performance Shares with a total fair value of €41,213 were allocated to members of the management boards of affiliated companies and managerial staff members. This amount will be amortized over the vesting period and will be revalued for changes in fair value. The weighted average fair value per Performance Share at the allocation date was €22.83 reflecting all market conditions such as the current target achievement for the Relative TSR target at the allocation date.

11.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the U.S. Foreign Corrupt Practices Act (FCPA) or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States. The Company’s remedial actions included separation of those employees responsible for the above-mentioned conduct. On March 29, 2019, the Company entered into a non-prosecution agreement (NPA) with the DOJ and a separate agreement with the SEC (SEC Order) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations that included provisions for penalties and disgorgement, self-reporting obligations and retention of an independent compliance monitor whose certification of the Company’s implementation of an effective anti-corruption compliance program was finalized in January 2023.The DOJ and SEC accepted the Monitor’s certification and the NPA and SEC Order expired on March 1, 2023 and March 29, 2023, respectively.

In 2015, the Company self-reported certain legacy conduct with a potential nexus to Germany to the German prosecutor in the state of Hessen and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company’s and United States government investigations. In September 2023, the Hessen prosecutor opened independent disgorgement proceedings against a German subsidiary of the Company relating to the aforementioned conduct in West Africa.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Since 2012, the Company has made significant investments in its compliance and financial controls and in its compliance, legal and financial organizations and is continuing to further implement its compliance program in connection with the resolution with the DOJ and SEC. The Company continues to react to post-FCPA review matters on various levels. The Company also continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (USAO) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians relating to the management of in-patient acute dialysis services. Thereafter, the USAO conducted an investigation, in which FMCH cooperated, and declined to intervene in the matter. After the United States District Court for Maryland unsealed the 2014 relator’s qui tam complaint that gave rise to the investigation, the relator served the complaint and proceeded on his own by filing an amended complaint, which FMCH moved to dismiss on multiple grounds. On October 5, 2021, on FMCH’s motion, the District Court for Maryland transferred the case to the United States District Court for Massachusetts. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627 (Flanagan). On December 5, 2022, the Massachusetts District Court granted FMCH’s motion and dismissed the case with prejudice. Relator has filed an appeal.

On October 19, 2023, a subsidiary of the Company was served with a complaint alleging that an employee was terminated in retaliation for raising concerns similar to those raised in the Flanagan litigation. Rowe v. Fresenius Medical Care Holdings, Inc., et al, 3:23-cv-00331, United States District Court for the Eastern District of Tennessee. FMCH will defend itself in the litigation.

In 2014, two New York physicians filed under seal a qui tam complaint in the United States District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to FMCH’s vascular access line of business. As previously disclosed, on October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating its investigation is now seen to be related to the two relators’ complaint.

FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (AAC) following FMCH’s 2011 acquisition of AAC.

On July 12, 2022, after the Court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. On October 3, 2023, the states of New York, New Jersey and Georgia filed a consolidated complaint-in-intervention. The United States’s, the three states’, and relators’ complaints allege that the defendants billed and received government payment for surgery that was not medically necessary. On October 31, 2024, the court granted FMCH’s motion to dismiss the relators’ complaint. FMCH is defending the allegations asserted in the litigation now proceeding.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (Shiel), which FMCH acquired in October 2013. FMCH advised the USAO that, under the asset sale provisions of its 2013 Shiel acquisition, it was not responsible for Shiel’s conduct prior to the date of the acquisition. On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations. Nonetheless, FMCH cooperated in the Brooklyn USAO’s investigation.

On June 14, 2022, the Brooklyn USAO declined to intervene on two relator complaints that underlay the investigation. The relators proceeded with litigation at their own expense against both Shiel and FMCH entities, alleging that the defendants wrongly caused government payers to pay for laboratory tests that were falsely or improperly invoiced and retaliated against relators for objecting to the alleged misconduct. Relator v. Shiel Medical Laboratory, 1:16-cv-01090 (E.D.N.Y. 2016); Relator v. Shiel Holdings, 1:17-cv-02732 (E.D.N.Y. 2017). FMCH reached a settlement in the Relator v. Shiel Holdings, 1:17-cv-02732 and the matter has been dismissed with prejudice. FMCH is defending allegations directed against entities it controls in the remaining matter.

In February 2022, the Company received a formal request for information from the Hessen Data Protection Authority (Hessischer Beauftragter für Datenschutz und Informationsfreiheit or HBDI). The information request relates to specific data processing functions of a few of the Company’s peritoneal dialysis devices. The Company is committed to complying with the HBDI’s request in good faith and cooperating with them, and it is working to provide the relevant information. Additionally, the Company is fully committed to safeguarding and protecting patients’ privacy as per applicable laws and privacy-by-design standards, as well as improving the devices continuously, considering technical, regulatory and privacy requirements.

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) that is grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of a previously reported and resolved investigation by agencies of the United States and litigation against United Healthcare. FMCH is cooperating in the District of Columbia investigation.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

On February 20, 2023, the Company received a statement of claim via the London Court of International Arbitration from its former distributor in Iraq. The Company terminated the distribution agreement in 2018. The former distributor seeks, inter alia, compensation for alleged wrongful termination and “quality issues,” as well as damages for lost profits. Some of the claims are not yet quantified by the former distributor as further information from the Company is requested. The Company has denied the allegations and filed a counterclaim for malperformance under the distribution agreement. The parties have exchanged several rounds of briefs and an oral hearing for the case will take place at the end of 2024. A decision of the arbitral tribunal is expected in 2025.

Four plaintiffs have filed two actions for contestation and annulment (Anfechtungs- und Nichtigkeitsklage) against the resolution adopted at the EGM of the Company on July 14, 2023 approving the Conversion. Based on the motions filed by the plaintiffs, it is unclear whether one of these actions is also directed against the resolution of the EGM on the election of the members of the supervisory board of Fresenius Medical Care AG. Due to these actions for contestation and annulment, the Conversion could not immediately be registered with the commercial register and become effective. This block on registration was overcome by clearance rulings (Freigabebeschlüssen) of the competent court of appeal on October 25, 2023 and on November 28, 2023 which decided in favor of the Company on all points. Thereafter, the Conversion was registered with the commercial register and thereby became effective as of November 30, 2023. Irrespective of the clearance rulings and the effectiveness of the Conversion, the proceedings regarding the actions for contestation and annulment will continue. The proceedings regarding the actions for contestation and annulment, which have been combined by the competent court in the meantime, may take one to several years until a ruling is rendered in the first instance, and another one to several years for each the second instance for the court of appeal and for the third instance for the German Federal Supreme Court if such further appeal to the German Federal Supreme Court is admitted. The actions for contestation and annulment may also be settled at any time by reaching an agreement with the plaintiffs. However, the Conversion will not be reversed under these proceedings, even if one or more of such actions were to be successful. Instead, the plaintiff’s remedies would be limited to damages in an amount which, in the Company’s view, is unlikely to be meaningful.

On April 5, 2024, Fresenius Medical Care Holdings, Inc. received two civil investigative demands (CIDs) from the U.S. Federal Trade Commission (FTC) indicating it was investigating whether FMCH, among others in the industry, has engaged in unfair or exclusionary conduct in violation of Section 5 of the FTC Act in the acquisition of Medical Director services or provision of dialysis services. The CIDs indicate they cover the period from January 1, 2016 to the present and generally request information related to FMCH’s dialysis services, including information related to restrictive covenants such as non-competes with physicians. The Company is cooperating with the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration (FDA) and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to a pending FDA warning letter issued in 2011 and is awaiting confirmation as to whether the letter is now closed. FMCH has responded to a second warning letter issued in December 2023 and has updated the FDA about continuing remediation efforts under that letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. In Germany, where corporations are not subject to criminal law, management boards of companies must ensure business activities comply with the anti-corruption provisions of the criminal code, sections 331 et seq. (Strafgesetzbuch); breaches by individuals exercising commercial activity are subject to prosecution which can result in corporate fines and/or orders for the disgorgement of profit. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. While the Company is committed to training its employees and business associates on applicable laws and procedures, investigating concerns and incidents in a timely manner and taking remedial and corrective action (including disciplinary action) as necessary, in such a widespread, global system it may be difficult to maintain the desired level of oversight and control over the thousands of individuals employed by the Company, its many affiliated companies and its service providers or business associates. The Company recognizes that the laws, regulations and interpretative guidance on data privacy are evolving along with potential litigation and enforcement risks, and it continues to review its processes to adapt to those changes. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws), which may involve certain impermissible use, access, or disclosure of unsecured personal data pertaining to patients, employees, beneficiaries or others. On those occasions, the Company is committed to compliance with applicable notification and/or reporting requirements and to take appropriate remedial and corrective action. Included within the Company’s notification requirements are recent SEC rules that require the Company to report the occurrence of material cybersecurity incidents in a report on Form 6-K. Any such report could trigger litigation arising out of the incident. On September 29, 2023, Cardiovascular Consultants, Ltd. (CCL), a former subsidiary of the Company located in the U.S., became aware that some of its computer systems in the U.S. were affected by a security incident. The Company publicly disclosed information regarding this security breach in a Form 6-K furnished to the SEC, noting that the Company does not expect the incident to have a material impact on its financial condition or results of operations. Subsequently, Fresenius Vascular Care, Inc. d/b/a Azura Vascular Care (Azura), a wholly owned subsidiary of the Company located in the U.S., became aware that some of its files had been affected by the same security incident. There are two putative class action lawsuits pending in connection with this incident: one in Arizona state court against CCL and one in Pennsylvania federal court against Azura. Initially, there were four federal purported class action lawsuits filed against CCL in Arizona, but all four cases were voluntarily dismissed and consolidated with the pending state court case. Similarly, the two purported class action lawsuits filed against Azura were later consolidated. The complaints allege that CCL and Azura breached various duties relating to the safeguarding of confidential patient information and seek injunctive relief requiring that CCL and Azura implement various data protection processes and unspecified monetary damages. None of the actions has received class certification. Under the agreement for the sale of CCL, the Company retains responsibility for defending against these cases. In addition, the Company continues to cooperate with requests for information from the U.S. Department of Health & Human Services’ Office for Civil Rights and state regulatory agencies related to this matter.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law and, in such instances, the Company will take appropriate corrective and/or disciplinary action. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the FCPA, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

The German tax authorities re-qualified dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for the years 2006 until 2013, which could lead to additional tax payments in the mid-double-digit million range. Additionally, German tax authorities objected to the Company’s tax returns and took the position that income of one of the Company’s finance entities for 2017 and future periods should be subject to German Controlled Foreign Corporation taxation resulting in potential additional income tax payments in the very low end of triple-digit millions. In both cases, the Company will take any appropriate legal action to defend its position.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of $987,031 (€881,596). As of September 30, 2024, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

12.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at September 30, 2024 and December 31, 2023:

Carrying amount and fair value of financial instruments

in € THOUS

September 30, 2024	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,170,984	199,906	—	—	1,370,890	199,906	—	—
Trade accounts and other receivables from unrelated parties(1)	3,073,467	—	—	86,350	3,159,817	—	—	—
Accounts receivable from related parties	34,752	—	—	—	34,752	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	7,463	7,463	—	7,463	—
Derivatives - not designated as hedging instruments	—	23,440	—	—	23,440	—	23,440	—
Derivatives embedded in Virtual Power Purchase Agreements (vPPAs)	—	6,014	—	—	6,014	—	—	6,014
Equity investments	—	131,991	77,637	—	209,628	90,047	78,818	40,763
Debt securities	—	91,159	341,676	—	432,835	432,835	—	—
Other financial assets(2)	197,979	141,969	—	101,201	441,149	—	—	141,969
Other current and non-current assets	197,979	394,573	419,313	108,664	1,120,529	—	—	—
Financial assets	4,477,182	594,479	419,313	195,014	5,685,988	—	—	—

Accounts payable to unrelated parties(1)	751,509	—	—	—	751,509	—	—	—
Accounts payable to related parties	96,579	—	—	—	96,579	—	—	—
Short-term debt	103,925	—	—	—	103,925	—	—	—
Long-term debt	7,177,316	—	—	—	7,177,316	6,214,324	529,091	—
Lease liabilities	—	—	—	3,922,343	3,922,343	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	5,425	5,425	—	5,425	—
Derivatives - not designated as hedging instruments	—	11,005	—	—	11,005	—	11,005	—
Derivatives embedded in vPPAs	—	23,576	—	—	23,576	—	—	23,576
Variable payments outstanding for acquisitions	—	9,692	—	—	9,692	—	—	9,692
Put option liabilities	—	—	—	1,310,907	1,310,907	—	—	1,310,907
Other financial liabilities(3)	798,276	—	—	—	798,276	—	—	—
Other current and non-current liabilities	798,276	44,273	—	1,316,332	2,158,881	—	—	—
Financial liabilities	8,927,605	44,273	—	5,238,675	14,210,553	—	—	—

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2023	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,205,030	198,462	—	—	1,403,492	198,462	—	—
Trade accounts and other receivables from unrelated parties	3,389,314	—	—	81,899	3,471,213	—	—	—
Accounts receivable from related parties	165,299	—	—	—	165,299	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,990	1,990	—	1,990	—
Derivatives - not designated as hedging instruments	—	20,295	—	—	20,295	—	20,295	—
Equity investments	—	82,072	71,110	—	153,182	48,888	72,292	32,002
Debt securities	—	80,145	341,074	—	421,219	421,219	—	—
Other financial assets(2)	146,748	—	—	112,322	259,070	—	—	—
Other current and non-current assets	146,748	182,512	412,184	114,312	855,756	—	—	—
Financial assets	4,906,391	380,974	412,184	196,211	5,895,760	—	—	—

Accounts payable to unrelated parties	762,068	—	—	—	762,068	—	—	—
Accounts payable to related parties	123,081	—	—	—	123,081	—	—	—
Short-term debt	456,904	—	—	—	456,904	—	—	—
Long-term debt	7,447,562	—	—	—	7,447,562	5,972,767	767,328	—
Lease liabilities	—	—	—	4,145,946	4,145,946	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,315	4,315	—	4,315	—
Derivatives - not designated as hedging instruments	—	4,890	—	—	4,890	—	4,890	—
Variable payments outstanding for acquisitions	—	35,751	—	—	35,751	—	—	35,751
Put option liabilities	—	—	—	1,372,008	1,372,008	—	—	1,372,008
Other financial liabilities(3)	974,252	—	—	—	974,252	—	—	—
Other current and non-current liabilities	974,252	40,641	—	1,376,323	2,391,216	—	—	—
Financial liabilities	9,763,867	40,641	—	5,522,269	15,326,777	—	—	—

(1)

In 2024, trade accounts and other receivables from unrelated parties as well as accounts payable to unrelated parties no longer include insurance and reinsurance contract receivables (liabilities) recorded in accordance with IFRS 17, Insurance Contracts, which are presented in note 5 as such receivables and liabilities are not within the scope of IFRS 7, Financial Instruments: Disclosures.

(2)

As of September 30, 2024 other financial assets primarily include receivables for royalty payments from one of the Company’s equity investments, lease receivables, receivables from sale of investments, deposits, guarantees, securities, notes receivable as well as vendor and supplier rebates. As of December 31, 2023 other financial assets primarily include lease receivables, deposits, guarantees, securities, receivables from sale of investments, vendor and supplier rebates as well as notes receivable.

(3)	As of September 30, 2024 and December 31, 2023, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of September 30, 2024 or December 31, 2023. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company’s management. The Company primarily enters into foreign exchange forward contracts. In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (economic hedges). The Company does not use financial instruments for trading purposes.

In April 2024, the Company signed several vPPAs with wind and solar energy project developers in Germany and in the U.S. with terms of up to 15 years. The German vPPA contracts have been signed with two developers for a total expected annual electricity production of 124 gigawatt hours (GWh) which is equivalent to around 75% of the electricity consumption used by the Company in the European Union during 2023. The U.S. vPPA contract has been concluded with one developer and the forecasted annual electricity production amounts to 458 GWh which corresponds to around 60% of the electricity consumption used by the Company in the U.S. during 2023. The wind and solar parks are scheduled to become operational in 2024 and 2025. The Company does not have control or any other rights in relation to the usage of the energy-producing facilities. All contracts are designed as non-deliverable for the electricity produced and provide for the delivery of energy attribute certificates, commonly known in the U.S. and Germany as renewable energy certificates and guarantees of origin, respectively. All contracts are analyzed as physical host contracts to purchase the certificates and separable embedded electricity swaps to pay a fixed price for the electricity produced and to receive a variable spot energy price in the respective countries. The host contracts fulfill the “own-use” criteria in accordance with IFRS 9, Financial Instruments (IFRS 9). The derivatives embedded in the vPPAs are recognized separately at fair value through profit or loss. Embedded derivatives with positive fair values are recorded in other non-current financial assets within the consolidated balance sheets. Embedded derivatives with negative fair value are recorded in other non-current financial liabilities within the consolidated balance sheets. The fair value allocated to level 3 is derived from the present value of the expected cash flows from the derivatives. The main valuation parameters include significant unobservable inputs such as electricity future price curves and expected electricity production volumes. A change in the key valuation parameters as of September 30, 2024, would have affected the fair value of the derivatives embedded in vPPAs as follows:

Sensitivities of derivatives embedded in vPPAs to changes in unobservable inputs in € THOUS

Change in expected electricity prices		Change in expected production volumes
10% increase	10% decrease	10% increase	10% decrease
26,519	(26,506)	(1,756)	1,756

Changes in the fair value of the derivatives embedded in the vPPAs are recognized in other operating income or other operating expense in the consolidated statements of income. Due to the volatile nature of such instruments which may be considered to be speculative, it is difficult to accurately predict what impact the volatility of unobservable inputs, such as changes in expected energy prices or production volumes, may have on the valuation of such instruments in the future. The estimated fair values of these derivative instruments may fluctuate significantly from quarter to quarter and the price at which these derivatives may ultimately be settled could vary significantly from the Company’s current estimates, depending upon market conditions.

The following table provides a reconciliation of derivatives embedded in the vPPAs at September 30, 2024:

Reconciliation of derivatives embedded in vPPAs

in € THOUS

	2024
	Derivatives embedded in	Derivatives embedded in
	the vPPAs - Assets	the vPPAs - Liabilities
Beginning balance at January 1,	—	—
Settlements	—	—
Gain (loss) recognized in profit or loss (1)	6,014	(24,279)
Foreign currency translation and other changes	—	703
Ending balance at September 30,	6,014	(23,576)

(1)Includes realized and unrealized gains / losses.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties (including receivables related to the former Accounts Receivable Facility, see note 8), Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (FVPL). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in other comprehensive income. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently, these financial assets have been classified as fair value through other comprehensive income (FVOCI). The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value and subsequently measured at amortized cost. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value, where applicable) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €92,021 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value, where applicable) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following table provides a reconciliation of Level 3 financial instruments, excluding vPPAs as disclosed above, at September 30, 2024 and December 31, 2023:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2024					2023
		Variable		Other			Variable
		payments		financial			payments
		outstanding		assets			outstanding
	Equity	for	Put option	measured at		Equity	for	Put option
	investments	acquisitions	liabilities	FVPL (1)		investments	acquisitions	liabilities

Beginning balance at January 1,	32,002	35,751	1,372,008	—		42,793	37,846	1,468,517
Increase	1,900	66	5,051	41,207		4,833	5,232	31,050
Decrease	—	(23,465)	(10,971)	(2,291)		—	(3,603)	(42,490)
Reclassifications	—	—	—	90,457	(2)	—	—	—
Gain / loss recognized in profit or loss(3)	7,552	(2,028)	—	14,657		(14,340)	(3,366)	—
Gain / loss recognized in equity	—	—	(40,534)	—		—	—	(28,034)
Foreign currency translation and other changes	(691)	(632)	(14,647)	(2,061)		(1,284)	(358)	(57,035)
Ending balance at September 30, and December 31,	40,763	9,692	1,310,907	141,969		32,002	35,751	1,372,008

(1)	Other financial assets measured at FVPL consist of receivables from licensing agreements and receivables from sale of investments.
(2)	Receivables for royalty payments from one of the Company’s equity investments were previously recorded as a non-financial asset and were revised as of March 31, 2024.
(3)	Includes realized and unrealized gains / losses.

13.    Segment and corporate information

The Company’s operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker. The Care Enablement segment is primarily engaged in the distribution of products and equipment, including R&D, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing health care services for the treatment of chronic kidney disease, ESRD and other extracorporeal therapies, including value and risk-based care programs. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in the Company’s clinics to provide health care services to its patients.

The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, the Company allocates costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as the Company believes that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities, global internal audit and the remeasurement of certain investments and, in the third quarter of 2024, vPPAs are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are reported separately as Corporate (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the three and nine months ended September 30, 2024 and 2023 is set forth below:

Segment and corporate information

in € THOUS

		Care	Total	Inter-segment
	Care Delivery	Enablement	Segment	eliminations	Corporate	Total
Three months ended September 30, 2024
Revenue from health care services(1)	3,292,628	—	3,292,628	—	—	3,292,628
Revenue from health care products(1)	47,864	974,018	1,021,882	—	—	1,021,882
Revenue from contracts with customers(1)	3,340,492	974,018	4,314,510	—	—	4,314,510
Revenue from insurance contracts(1)	429,946	—	429,946	—	—	429,946
Revenue from lease contracts(1)	—	15,706	15,706	—	—	15,706
Revenue from external customers	3,770,438	989,724	4,760,162	—	—	4,760,162
Inter-segment revenue	—	369,683	369,683	(369,683)	—	—
Revenue	3,770,438	1,359,407	5,129,845	(369,683)	—	4,760,162
Operating income (loss)	419,447	60,802	480,249	(4,205)	(13,348)	462,696
Interest						(82,170)
Income before income taxes						380,526
Depreciation and amortization	(254,304)	(111,015)	(365,319)	10,787	(17,561)	(372,093)
Impairment loss	7,712	(1,413)	6,299	—	—	6,299
Income (loss) from equity method investees	41,248	—	41,248	—	—	41,248
Additions of property, plant and equipment, intangible assets and right-of-use assets (1)	215,996	118,266	334,262	(12,063)	9,133	331,332

Three months ended September 30, 2023
Revenue from health care services(1)	3,570,987	—	3,570,987	—	—	3,570,987
Revenue from health care products(1)	46,899	941,660	988,559	—	—	988,559
Revenue from contracts with customers(1)	3,617,886	941,660	4,559,546	—	—	4,559,546
Revenue from insurance contracts(1)	356,382	—	356,382	—	—	356,382
Revenue from lease contracts(1)	—	20,309	20,309	—	—	20,309
Revenue from external customers	3,974,268	961,969	4,936,237	—	—	4,936,237
Inter-segment revenue	—	368,054	368,054	(368,054)	—	—
Revenue	3,974,268	1,330,023	5,304,291	(368,054)	—	4,936,237
Operating income (loss)	332,143	(1,261)	330,882	1,358	(8,012)	324,228
Interest						(88,717)
Income before income taxes						235,511
Depreciation and amortization	(273,295)	(113,424)	(386,719)	11,399	(17,318)	(392,638)
Impairment loss	(55,212)	(6,086)	(61,298)	—	(96)	(61,394)
Income (loss) from equity method investees	20,337	2,298	22,635	—	—	22,635
Additions of property, plant and equipment, intangible assets and right- of-use assets (1)	163,945	88,018	251,963	(6,891)	5,454	250,526

(1)

These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker. Additionally, the Company has adjusted the prior period financial information in order to include additional contracts identified during the course of the year ended December 31, 2023 which were subject to certain disclosures in accordance with IFRS 17.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Segment and corporate information (continued)

in € THOUS

		Care		Inter-segment
	Care Delivery	Enablement	Total Segment	eliminations	Corporate	Total
Nine months ended September 30, 2024
Revenue from health care services(1)	9,986,979	—	9,986,979	—	—	9,986,979
Revenue from health care products(1)	136,916	2,863,733	3,000,649	—	—	3,000,649
Revenue from contracts with customers(1)	10,123,895	2,863,733	12,987,628	—	—	12,987,628
Revenue from insurance contracts(1)	1,205,997	—	1,205,997	—	—	1,205,997
Revenue from lease contracts(1)	—	57,497	57,497	—	—	57,497
Revenue from external customers	11,329,892	2,921,230	14,251,122	—	—	14,251,122
Inter-segment revenue	—	1,098,605	1,098,605	(1,098,605)	—	—
Revenue	11,329,892	4,019,835	15,349,727	(1,098,605)	—	14,251,122
Operating income (loss)	936,779	196,296	1,133,075	(8,680)	9,103	1,133,498
Interest						(255,688)
Income before income taxes						877,810
Depreciation and amortization	(781,558)	(340,736)	(1,122,294)	32,286	(53,582)	(1,143,590)
Impairment loss	(104,537)	(17,129)	(121,666)	—	—	(121,666)
Income (loss) from equity method investees	102,730	—	102,730	—	—	102,730
Total assets(1)	43,296,775	15,501,825	58,798,600	(37,315,733)	11,027,934	32,510,801
thereof investment in equity method investees(1)	690,794	—	690,794	—	—	690,794
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	622,331	298,903	921,234	(39,512)	35,260	916,982

Nine months ended September 30, 2023
Revenue from health care services(1)	10,541,719	—	10,541,719	—	—	10,541,719
Revenue from health care products(1)	133,629	2,818,963	2,952,592	—	—	2,952,592
Revenue from contracts with customers(1)	10,675,348	2,818,963	13,494,311	—	—	13,494,311
Revenue from insurance contracts(1)	927,009	—	927,009	—	—	927,009
Revenue from lease contracts(1)	—	44,411	44,411	—	—	44,411
Revenue from external customers	11,602,357	2,863,374	14,465,731	—	—	14,465,731
Inter-segment revenue	—	1,101,918	1,101,918	(1,101,918)	—	—
Revenue	11,602,357	3,965,292	15,567,649	(1,101,918)	—	14,465,731
Operating income (loss)	1,000,882	(24,200)	976,682	(11,774)	(23,116)	941,792
Interest						(251,832)
Income before income taxes						689,960
Depreciation and amortization	(844,550)	(343,897)	(1,188,447)	30,981	(52,841)	(1,210,307)
Impairment loss	(77,317)	(38,317)	(115,634)	—	(96)	(115,730)
Income (loss) from equity method investees	91,988	6,431	98,419	—	—	98,419
Total assets(1)	42,737,970	15,342,444	58,080,414	(32,212,530)	9,766,812	35,634,696
thereof investment in equity method investees(1)	366,925	338,177	705,102	—	—	705,102
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	567,037	304,901	871,938	(24,155)	29,047	876,830

(1)

These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker. Additionally, the Company has adjusted the prior period financial information in order to include additional contracts identified during the course of the year ended December 31, 2023 which were subject to certain disclosures in accordance with IFRS 17.

14.    Events occurring after the balance sheet date

On October 15, 2024, Fresenius Medical Care US Finance II, Inc. redeemed $400,000 aggregate principal amount of bonds (€314,046 as of the date of issuance on October 29, 2014) at maturity.

No other significant events have taken place subsequent to the balance sheet date September 30, 2024 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 26 of the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and in note 12 of the notes to the consolidated financial statements (unaudited) included in this report, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the Exchange Act). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (the Commission) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis. While the Company currently expects to adhere to such reporting processes, there can be no assurance that the Company will continue to do so.

In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the Management Board, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

OTHER INFORMATION

Legal proceedings

The information in note 11 of the notes to the consolidated financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Exhibits

The following exhibits are filed within this Report:

Exhibit No.

10.4	Fresenius Medical Care AG Long-Term Incentive Plan 2024+ (filed herewith).
31.1	Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1

Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

32.2

Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101

The following financial statements as of and for the three- and nine-month periods ended September 30, 2024 from FME AGs Report on Form 6-K for the month of November 2024, formatted in iXBRL (Inline eXtensible Business Reporting Language) and included in the body of this report: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: November 5, 2024

FRESENIUS MEDICAL CARE AG

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ MARTIN FISCHER

Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board